STOCK PURCHASE AGREEMENT
By and Among,
MAVENIR SYSTEMS, INC.,
MAVENIR HOLDINGS, INC.,
ULTICOM, INC.,
UTAH HOLDING CORPORATION
And
THE SELLERS NAMED HEREIN
Dated as of January 12, 2015

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SCHEDULES
Schedule A	-	Consideration Schedule
Schedule B	-	Pro Rata Portions

Schedule 1.2A	-	Indebtedness Schedule
Schedule 1.2B	-	Transaction Bonus Amount
Schedule 4.3	-	Seller Shares

Seller and Company Disclosure Schedule

Schedule 7.1	-	Conduct of Business
Schedule 7.13	-	Contracts to be Terminated
Schedule 10A	-	Permitted Encumbrances

Calculation Schedules (to be delivered no later than one (1) Business Day prior to Closing):
Schedule 2.1A	-	Updated Schedule of Indebtedness
Schedule 2.1B	-	Transaction Expense Schedule
Schedule 2.1C	-	Transaction Bonus Amount
Schedule 2.1D	-	Updated Seller Consideration Schedule (including Pro Rata Portions)

EXHIBITS
Exhibit A	-	Form of Resignation Letter
Exhibit B	-	Form of Escrow Agreement

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STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT (together with the Schedules and Exhibits attached hereto, this “Agreement”), dated as of January 12, 2015 (the “Agreement Date”), is entered into by and among Ulticom, Inc., a New Jersey corporation (the “Company”), Utah Holding Corporation, a Delaware corporation (“Utah Holding”), the entities listed on the signature pages attached hereto as the “Sellers” (“Sellers” and each a “Seller”), Mavenir Holdings, Inc. (“Mavenir Holdings”) and Mavenir Systems, Inc., a Delaware corporation (the “Buyer”). Capitalized terms used in this Agreement are defined or otherwise referenced in Section 10.1 of this Agreement.
W I T N E S S E T H:
WHEREAS, the Sellers own all of the issued and outstanding shares of common stock, par value $0.01 (the “Shares”) of Utah Holding;
WHEREAS, Utah Holding is the indirect beneficial owner of 100 shares of common stock of the Company, and such shares constitute all of the issued and outstanding capital stock of the Company; and
WHEREAS, the Buyer desires to purchase, and the Sellers desire to sell to the Buyer, the Shares upon the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual agreements herein contained, the parties hereby agree as follows:
ARTICLE I.

PURCHASE AND SALE
Section 1.1    Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, each Seller shall sell, transfer and deliver to Mavenir Holdings all of the Shares owned by such Seller, free and clear of all Encumbrances, and Mavenir Holdings shall purchase from each Seller the Shares owned by such Seller for the consideration specified in Section 1.2.
Section 1.2    Purchase Price.
(a)    The amount receivable by the Sellers for all of the Shares (the “Seller Consideration”, an estimate of which is set forth on Schedule A) shall be an amount equal to (1) the Purchase Price, minus (2) the Indebtedness Payment, minus (3) the Closing Adjustment Amount, and shall be subject to further adjustment pursuant to Article II and subject to the indemnification obligations set forth in Article IX. At the Closing, the Buyer shall make the payments as specified in Section 3.2(b)(ii)-(vi). The “Indebtedness Payment” shall mean the amounts set forth on Schedule 1.2A, representing the outstanding Indebtedness of the Company Group Members as of the Calculation Time and which shall exclude any trade payables of the Company Group Members incurred within 120 days prior to the Closing Date. The “Closing Adjustment Amount” means an amount equal to the sum of (A) the unpaid Transaction Expenses as of the Calculation Time (not directly paid off by Buyer as part of the Indebtedness Payment), if any, plus (B) the Transaction

Bonus Amount, the components of which are set forth on Schedule 1.2B, plus (C) the amount of unpaid Indebtedness (not directly paid off by the Buyer as part of the Indebtedness Payment). Schedule 1.2B shall set forth the Company’s estimate of the Transaction Bonus Amount due to each employee of each Company Group Member pursuant to either (x) a change of control bonus or (y) the Participation Plan, as applicable.
(b)    Escrow Account. In accordance with Section 1.2(a), Buyer shall deliver to the Escrow Agent the Escrow Amount to be held in a separate account (the “Escrow Account”) for the purpose of securing (i) any claims by Buyer or its Affiliates for indemnification from the Sellers pursuant Article IX, and (ii) any Indebtedness, Transaction Expenses or portion(s) of the Transaction Bonus Amount that existed but were not indefeasibly paid in full at or prior to the Closing, or taken into account in determining the Closing Adjustment Amount. On the date that is twelve (12) months after the Closing Date (or if such date is not a Business Day, the first Business Day immediately following such date) (the “Escrow Disbursement Date”), the Buyer shall cause the Escrow Agent to pay and deliver to the Sellers in accordance with, and subject to, the Escrow Agreement, any cash remaining in the Escrow Account minus the Disputed Escrow Cash, if any. Following final resolution of any disputes remaining as of the Escrow Disbursement Date, the Disputed Escrow Cash shall be delivered to the Seller or Buyer, as appropriate, in accordance with the terms of the Escrow Agreement. “Disputed Escrow Cash” is the amount of cash equal to the aggregate dollar amount of all pending claims for indemnification from the Buyer Indemnified Persons for which the Buyer has delivered notice in accordance with the requirements of Article IX and that have not been conclusively resolved as of the Escrow Disbursement Date.
Section 1.3    Withholding Taxes. Notwithstanding any other provision in this Agreement to the contrary, the Buyer shall be entitled to deduct and withhold from the consideration otherwise payable (directly or indirectly) pursuant to this Agreement to any Seller such amounts as the Buyer is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by the Buyer such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable payee in respect of which such deduction and withholding was made by the Buyer. If the Buyer becomes aware of any such withholding obligation on or prior to the Closing Date, then Buyer shall provide written notice of such obligation to the Sellers at least three (3) Business Days prior to the Closing, and the parties hereto shall make reasonable efforts to cooperate in good faith to minimize the amounts that the Buyer is required to deduct or withhold.
ARTICLE II.

PURCHASE PRICE ADJUSTMENTS
Section 2.1    Calculation Schedules; Post-Closing Adjustments.
(a)    Calculation Schedules. No later than one Business Day prior to the Closing Date, the Company shall deliver to the Buyer schedules (the “Estimated Calculation Schedules”) setting forth the following:

(i)    on Schedule 2.1A, an updated Schedule 1.2A, which will set forth the Company’s estimated outstanding Indebtedness as of the Calculation Time;
(ii)    on Schedule 2.1B, the Company’s estimate of the amount as of the Calculation Time and payee of all unpaid Transaction Expenses payable to the financial advisors, legal counsel, investment bankers, accountants, auditors or other advisors of any Company Group Member;
(iii)    on Schedule 2.1C, an updated Schedule 1.2B, which will set forth the Company’s updated estimate of the Transaction Bonus Amount;
(iv)    on Schedule 2.1D, an updated version of Schedule A, setting forth the amount of the Seller Consideration and a reasonably detailed calculation of the components thereof, all determined in accordance with Section 1.2(a)), setting forth each Seller’s respective Pro Rata Portion of the Seller Consideration (which Pro Rata Portions shall add up to 100.00%);
(v)    the Closing Adjustment Amount as calculated by reference to amounts set forth on Schedule 2.1A, Schedule 2.1B and Schedule 2.1C (the “Estimated Closing Adjustment Amount”);
(vi)    Sellers have provided to the Buyer a schedule of unbilled receiveables as of December 31, 2014, with customer name and amount of unbilled receivable; and
(vii)    Sellers have provided to the Buyer a schedule of deferred revenue as of December 31, 2014 with customer name and amount of deferred revenue, calculation of revenue recognition and maintenance contracts start and end dates.
Prior to the Closing, the Company shall (i) make available representatives of the Company to answer questions with respect to the Estimated Calculation Schedules and (ii) provide to the Buyer all supporting information and documentation that may be reasonably necessary or appropriate to prepare the calculation of the Seller Consideration set forth in the Estimated Calculation Schedules.
(b)    Closing Date Calculation Schedule. The Buyer shall prepare, or shall cause to be prepared, and deliver to the Sellers within sixty (60) days after the Closing Date a schedule (the “Closing Date Calculation Schedule”) setting forth Buyer’s calculation of the following:
(i)    the amount of outstanding Indebtedness as of the Calculation Time;
(ii)    the amount of unpaid Transaction Expenses as of the Calculation Time;
(iii)    the Transaction Bonus Amount; and
(iv)    the Closing Adjustment Amount based on the foregoing.

The Closing Adjustment Amount as finally determined pursuant to this Section 2.1(b) is referred to herein as the “Final Closing Adjustment Amount.”
(c)    Disputes Regarding Closing Date Calculation Schedule. The Sellers shall have sixty (60) days after the date the Buyer delivers the Closing Date Calculation Schedule (the “Dispute Period”) to dispute in writing any of the elements of or amounts reflected on the Closing Date Calculation Schedule and affecting the calculation of the Final Closing Adjustment Amount (a “Dispute”). If (i) the Sellers, before the expiration of the Dispute Period, accept and approve in writing the Closing Date Calculation Schedule in the form in which it was delivered and irrevocably certifies to the Buyer that there will be no Dispute with respect thereto pursuant to this paragraph (c), or (ii) the Sellers do not give written notice to the Buyer of a Dispute (a “Dispute Notice”) before expiration of the Dispute Period, the Closing Date Calculation Schedule in the form in which it was delivered shall be final and binding upon the Parties upon the date of such certification, in the case of clause (i) above, or expiration of the Dispute Period, in the case of clause (ii) above. If the Sellers shall have a Dispute, the Sellers shall deliver to the Buyer a Dispute Notice within the Dispute Period, setting forth, in reasonable detail, the elements and amounts with which it disagrees and the reasons therefor. During the 30-day period following the delivery of the Dispute Notice, the Buyer and the Sellers shall use commercially reasonable efforts to resolve the Dispute and agree in writing upon the final content of the disputed Closing Date Calculation Schedule; provided, that any settlement offers or negotiations will not be discoverable by or communicated to the Arbitrating Accountant contemplated by Section 2.1(d) below. If the Buyer and the Sellers agree as to the content of the Closing Date Calculation Schedule within such 30-day period, the Closing Date Calculation Schedule as so agreed shall be final and binding for purposes of this Agreement.
(d)    Dispute Resolution. If the Buyer and the Sellers are unable to resolve any Dispute within the 30-day period after the Sellers’ delivery of a Dispute Notice, the Sellers and the Buyer shall jointly engage the Chicago office of Grant Thornton LLP (the “Arbitrating Accountant”) as arbitrator to promptly resolve any Disputes under the Closing Date Calculation Schedule. If Grant Thornton LLP is unable or unwilling to serve as Arbitrating Accountant, the Arbitrating Accountant shall be the Chicago office of an accounting firm selected promptly by agreement of the Buyer and the Sellers. In connection with the resolution of any Dispute, the Arbitrating Accountant and the Sellers shall have reasonable access during normal business hours upon at least three (3) Business Days’ advance notice to all relevant portions of documents, records, work papers, facilities and financial and accounting personnel of the Company to the extent necessary to evaluate and conform the Closing Date Calculation Schedule to the requirements of this Section 2.1(d) (but excluding Tax Returns of the Buyer and its Affiliates, other than Tax Returns of any Company Group Member). The Arbitrating Accountant shall allow the Buyer and the Sellers to present their respective positions regarding the Dispute. The Arbitrating Accountant may, at its discretion, conduct a conference concerning the Dispute, at which conference each of the Buyer and the Sellers shall have the right to present additional documents, materials and other information and to have present its advisors, counsel and accountants. In connection with such process, there shall be no other hearings or any oral examinations, testimony, depositions, discovery or other similar proceedings. The Arbitrating Accountant shall only resolve each of the Disputes by determining an amount that is equal to one of, or in the alternative between, the amounts for such Dispute submitted by Buyer or the Sellers. The Arbitrating Accountant shall thereafter promptly render its decision on the question in writing and finalize the Closing Date Calculation Schedule. Such written determination shall be final and binding for purposes of this Agreement, and judgment may be entered on the determination. Upon the resolution of all Disputes, the Closing Date Calculation Schedule shall be revised promptly to reflect the resolution, and the Estimated Closing Adjustment Amount set forth thereon shall be treated as the Final Closing Adjustment Amount, which shall be final and binding on the Parties. The fees and expenses of the Arbitrating Accountant shall be allocated 50% to the Sellers and 50% to the Buyer. Buyer and the Sellers agree that the procedure set forth in this Section 2.1(d) for resolving disputes with respect to the Closing Date Calculation Schedule shall be the sole and exclusive method for resolving Disputes under the Closing Date Calculation Schedule; provided that this provision shall not prohibit any party from instituting litigation to enforce the ruling of the Arbitrating Accountant.
(e)    Final Closing Adjustment Amount.
(i)    If the Final Closing Adjustment Amount exceeds the Estimated Closing Adjustment Amount, then the Buyer can notify the Sellers that a portion of the Escrow Amount equal to the amount of such Loss shall be delivered to the Buyer.
(ii)    If the Estimated Closing Adjustment Amount exceeds the Final Closing Adjustment Amount, then the Buyer shall pay such excess in cash to the Sellers in accordance with their Pro Rata Portions within five Business Days after the date on which the Final Working Capital is determined.
(iii)    For the avoidance of doubt, the references in this Section 2.1(e) to the Final Closing Adjustment Amount being “greater than” or “less than” the Estimated Closing Adjustment Amount shall not take into account the absolute value of such amounts. By way of illustration only, if the Estimated Closing Adjustment Amount is a negative number in the amount of $100,000 and the Final Closing Adjustment Amount is determined to be a negative number in the amount of $200,000, then in such circumstance the Final Closing Adjustment Amount shall be deemed to be less than the Estimated Closing Adjustment Amount and shall give rise to a payment of $100,000 to Buyer pursuant to the provisions of Section 2.1(e)(i).
(iv)    The parties agree to take any such actions as may be necessary to cause the Escrow Agent to effectuate the foregoing provisions with respect to releases from the Escrow Amount in accordance with this Section 2.1(c) and the Escrow Agreement.
ARTICLE III.

CLOSING AND TERMINATION
Section 3.1    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Andrews Kurth LLP, at 111 Congress Avenue, Suite 1700, Austin, Texas 78701, at 10:00 a.m. (local time) on the date of the satisfaction or waiver of all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery of any documents deliverable at the Closing), or such other place or date as may be mutually agreeable to the Parties (the “Closing Date”).
Section 3.2    Closing Deliverables.

(a)    At the Closing, the Sellers will deliver to the Buyer:
(i)    the Company Stock Certificates representing all Shares of Utah Holding, with duly executed stock powers attached in proper form for transfer;
(ii)    each of the certificates and documents required to be delivered by the Company pursuant to Section 8.2 to the extent such delivery is not waived in writing by the Buyer; and
(iii)    the FIRPTA Certification and FIRPTA Notification pursuant to Section 7.9(f).
(b)    At the Closing, the Buyer will:
(i)    deliver to the Sellers, each of the certificates and documents required to be delivered by the Buyer pursuant to Section 8.3, to the extent such delivery is not waived in writing by the Sellers;
(ii)    deliver to each Seller, a wire transfer of immediately available funds to an account designated by such Seller, in an amount equal to such Seller’s Pro Rata Portion of the Seller Consideration less such Seller’s Pro Rata Portion of the Escrow Amount, which the Buyer shall deposit with the Escrow Agent;
(iii)    pay or cause to be paid all outstanding Indebtedness set forth on Schedule 1.2A via wire transfer of immediately available funds to accounts provided by the Sellers or the applicable holder(s) of such Indebtedness;
(iv)    pay or cause to be paid all unpaid Transaction Expenses of the Sellers or Company Group Members, via wire transfer of immediately available funds to accounts provided by the payees of such Transaction Expenses;
(v)    pay or cause to be paid the Transaction Bonus Amount to the Company so that the Company can pay on the Closing Date such amounts to the recipients of such Transaction Bonus Amounts and deduct and withhold for the benefit of the Company, Utah France or the Subsidiary, as applicable, an amount equal to all applicable payroll and other Taxes payable by the Company in respect of such Transaction Bonus Amounts (all of which such Transaction Bonus Amounts and Taxes shall be deemed paid before the Calculation Time); and
(vi)    deposit or cause to be deposited the Escrow Amount with the Escrow Agent in the Escrow Account in accordance with Section 1.2(b) and the Escrow Agreement.
Section 3.3    Termination. Notwithstanding any provision of this Agreement to the contrary, this Agreement may be terminated in writing at any time prior to the Closing:
(a)    by mutual written consent of the Buyer and the Sellers;

(b)    by either the Buyer or the Sellers if the Closing shall not have been consummated by February 15, 2015 or such other date that the Buyer and the Sellers may agree in writing (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 3.3(b) shall not be available to the Buyer or the Sellers if any such Party fails to perform any of its material obligations under this Agreement or any Transaction Agreement (or, in the case of the Company or Utah Holding, any Seller fails to perform any of its obligations under this Agreement or any Seller Transaction Agreement) that results in the failure of the Closing to be consummated by such date;
(c)    by either the Buyer or the Sellers if any Governmental Entity having jurisdiction over any Party or the transactions contemplated hereby shall have issued a final, nonappealable Order restraining, enjoining or otherwise prohibiting or directly or indirectly preventing the Closing;
(d)    by the Buyer, if (i) any Company Group Member or any Seller shall have breached in any material respect any of its representations, warranties, covenants or other agreements, in each case contained in this Agreement or any Transaction Agreement, which breach would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b), and (A) is incapable of being cured by such Company Group Member or such Seller by the Outside Date (it being agreed that a breach of Section 7.6 is incapable of being cured and shall trigger Buyer’s termination right under this Section 3.3(d)) or (B) is not cured by such Company Group Member or such Seller by the earlier of the Outside Date or fifteen (15) Business Days following receipt of written notice from the Buyer of such breach, or (ii) any Company Group Member or any Seller has filed or instituted proceedings for any type of bankruptcy (whether voluntarily or involuntarily), become insolvent, made an assignment for the benefit of creditors or commenced or become subject to any similar action or proceeding; or
(e)    by the Sellers, if the Buyer shall have breached in any material respect any of its representations, warranties, covenants or other agreements, in each case contained in this Agreement or any Transaction Agreement, which breach would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b), and (A) is incapable of being cured by the Buyer by the Outside Date or (B) is not cured by the Buyer by the earlier of the Outside Date or fifteen (15) Business Days following receipt of written notice from the Company or the Sellers of such breach.
Section 3.4    Effect of Termination. In the event of termination of this Agreement prior to the Closing by either the Buyer or the Company as provided in Section 3.3, this Agreement shall forthwith become null and void and have no effect, without any liability or obligation on the part of any Party, other than the provisions of this Section 3.4, Section 7.3, Section 7.4, Section 7.8, Section 7.12 and Article XI which provisions shall survive such termination, and except to the extent that such termination results from the willful breach by a Party of any of its representations, warranties, covenants or agreements set forth in this Agreement or any Transaction Agreement, or fraud in the performance of this Agreement or any Transaction Agreement, in which case such termination shall not relieve such Party of any liability or damages resulting from its breach of this Agreement or any Transaction Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE SELLERS
Except as set forth in the Disclosure Schedule, each Seller represents and warrants, severally and not jointly, as follows to the Buyer, and acknowledges and confirms that the Buyer is relying upon the following representations and warranties in entering into this Agreement:
Section 4.1    Organization; Authority; Due Execution.
(a)    Each Seller is duly organized, validly existing and in good standing under the laws of the state of its organization. Each Seller has all requisite power and authority to execute and deliver this Agreement and the other Seller Transaction Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby to be consummated by such Seller.
(b)    The execution and delivery of this Agreement and the other Seller Transaction Agreements to which such Seller is a party, the performance thereof by such Seller and the consummation of the transactions contemplated by this Agreement and such Seller Transaction Agreements have been duly authorized by all necessary corporate, limited partnership, or limited liability company action, as applicable. Each of this Agreement and the other Seller Transaction Agreements has been duly executed and delivered by such Seller and constitutes the valid, binding and enforceable obligation of such Seller, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).
Section 4.2    No Conflicts. The execution and delivery by such Seller of this Agreement and the Seller Transaction Agreements to which it is a party, the performance of all obligations of such Seller hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, will not (i) violate any Law or Order applicable to such Seller, (ii) violate, conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under (x) any provision of the charter, bylaws or any other organizational documents of such Seller that is an Entity or (y) any provision of any Contract to which such Seller is a party or by which such Seller, or the Shares held by such Seller, may be bound, or (iii) result in the creation of, or impose upon such Seller the obligation to create, any Encumbrance upon the Shares held by such Seller, which violation, conflict, breach or default is reasonably likely, either individually or in the aggregate, to prevent, delay or impair the ability of such Seller to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement or any Seller Transaction Agreement to which such Seller is a party.
Section 4.3    Ownership Interests. Such Seller (i) holds of record and holds beneficially the Shares in only the amounts set forth opposite its name on Schedule 4.3 (after taking into account all conversions, recapitalizations, stock splits, reverse stock splits, cancellations, repurchases or other transactions consummated prior to the date hereof and despite the number or type of securities reflected on any stock certificate issued to such Seller), free and clear of any and all Encumbrances, options, proxies, voting trusts or agreements and other restrictions, including any restrictions imposed pursuant to any restricted stock agreement, and limitations of any kind, other than the Stockholder Arrangements and applicable federal and state securities Laws restrictions; (ii) is not a party to any voting trust, proxy or other agreement or understanding with respect to any capital stock of or any other equity interest in the Company; and (iii) owns no other, and has no preemptive or other right to purchase any, equity interests in the Company.
Section 4.4    Governmental Filings. No notices, reports or other filings are required to be made by such Seller with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Seller from, any Governmental Entity in connection with the execution and delivery of this Agreement or any of the Seller Transaction Agreements or the consummation of the transactions contemplated hereby.
Section 4.5    Litigation. There is no Proceeding pending or to the actual knowledge of the Seller, threatened against such Seller or any of its properties or rights, nor is there any Order outstanding against such Seller or any of its properties or rights, in each case that is reasonably likely, either individually or in the aggregate, to prevent, materially delay or materially impair the ability of such Seller to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement.
Section 4.6    Brokers and Finders. Except for Bowen Advisors, Seller has not engaged any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.
ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY GROUP MEMBERS
Except as set forth in the Disclosure Schedule, each Company Group Member jointly represents and warrants as follows to the Buyer, and acknowledges and confirms that the Buyer is relying upon the following representations and warranties in entering into this Agreement:
Section 5.1    Organization of the Company Group Members; Authority.
(a)    Each Company Group Member is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation or its jurisdiction of organization (to the extent the concept of good standing or its equivalent exists under such jurisdictions), as applicable, and has all requisite corporate or other similar power and authority to own and operate its properties and assets, and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other foreign legal entity in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except where the failure to obtain such qualification would not have a Company Material Adverse Effect. Schedule 5.1(a) contains a list of each jurisdiction where each Company Group Member is qualified or licensed to do business.

(b)    Each of the Company and Utah Holding has all requisite corporate power and authority to execute and deliver this Agreement and the other Company Transaction Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Company Transaction Agreements, the performance hereof and thereof by the Company Group Members and the consummation by the Company and Utah Holding of the transactions contemplated by this Agreement and such Company Transaction Agreements have been duly authorized by all necessary corporate action.
(c)    This Agreement has been duly executed and delivered by the Company and Utah Holding. On or before the Closing Date, each of the Company Transaction Agreements shall have been duly executed and delivered by the Company and Utah Holding, as applicable. This Agreement constitutes, and upon execution and delivery by the Company and Utah Holding, the other Company Transaction Agreements will constitute, the valid, binding and enforceable obligation of the Company and Utah Holding, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).
(d)    Since the Sellers’ Acquisition Date, no material claims have been made by any officer, director, employee or other agent of any Company Group Member for indemnification required under any Company Group Member’s certificate of incorporation, bylaws or other organizational document or under any indemnification agreement or otherwise by reason of the fact that the individual was an officer, director, employee or other agent of a Company Group Member. No event has occurred or circumstance exists since the Sellers’ Acquisition Date which could give rise to any claim for indemnification by any officer, director, employee or other agent of any Company Group Member under any Company Group Member’s certificate of incorporation, bylaws or other organizational document or under any indemnification agreement by reason of the fact that the individual was an officer, director, employee or other agent of any Company Group Member.
Section 5.2    Certificate of Incorporation; Bylaws. Each Company Group Member has made available to the Buyer a copy of its certificate of incorporation and bylaws (or comparable governing documents) as amended to date. Such certificates of incorporation and bylaws (or such comparable governing documents) so delivered are in full force and effect and no Company Group Member is not in violation of any of the provisions of its certificate of incorporation and bylaws.
Section 5.3    Subsidiaries.
(a)    Except for the Subsidiary, the Company does not own, directly or indirectly, or have the power to vote, the shares of any capital stock or other ownership interests of any Person. Utah Holding does not own, directly or indirectly, or have the power to vote, the shares of any capital stock or other ownership interests of any Person except for the other Company Group Members.

Section 5.4    Governmental Filings; No Conflicts.
(a)    No notices, reports or other filings are required to be made by any Company Group Member with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by any Company Group Member from, any Governmental Entity in connection with the execution and delivery of this Agreement or any of the Company Transaction Agreements by Utah Holding or the Company or the consummation of the transactions contemplated hereby except for such notices, reports, filings, consents, registrations, approvals, permits and authorizations the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect and would not interfere with the consummation of the transactions contemplated hereby.
(b)    The execution, delivery and performance by Utah Holding and the Company of this Agreement and the Company Transaction Agreements does not, and the consummation of the transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default (with or without notice, lapse of time or both) under, the certificate of incorporation or bylaws or other organizational documents of any Company Group Member, (B) a breach or violation of, or a default (with or without notice, lapse of time or both) under, in each case in any material respect, or the acceleration of any obligations (other than notices) under, or the creation of an Encumbrance on any assets of any Company Group Member pursuant to, any Material Contract that is binding upon any Company Group Member, or any Law or Permit to which any Company Group Member is subject, or (C) any adverse change in the rights or obligations of any Company Group Member under, or any right of any other party to termination, acceleration or cancellation under, any Material Contract to which any Company Group Member is a party.
Section 5.5    Capitalization.
(a)    As of the date of this Agreement, the capitalization of each of the Company Group Members is as set forth below:
(i)    the authorized capital of the Company consists of 1,000 shares of common stock, par value $0.01 per share (“Company Stock”), 100 shares of which are issued and outstanding, which constitutes all of the outstanding shares of capital stock of the Company;
(ii)    the authorized capital of Utah Holding consists of 1,000 shares of common stock, par value $0.01 per Share, 100 shares of which are issued and outstanding, which constitutes all of the outstanding shares of capital stock of Utah Holding;
(iii)    the authorized capital of Utah Intermediate consists of 1,000 shares of common stock, par value $0.01 per share, 100 shares of which are issued and outstanding, which constitutes all of the outstanding shares of capital stock of Utah Intermediate;
(iv)    the authorized capital of Utah France consists of 1,000 shares of common stock, par value $0.01 per share, 100 shares of which are issued and outstanding, which constitutes all of the outstanding shares of capital stock of Utah France; and

(v)    the authorized and outstanding capital of the Subsidiary consists of 100,000 shares of capital stock, which are issued and outstanding, and which constitutes all of the outstanding shares of capital stock of the Subsidiary.
(b)    All issued and outstanding shares of capital stock of each Company Group Member are duly authorized, validly issued, fully paid and non-assessable. No shares of capital stock are held by any Company Group Member as treasury shares. The Sellers are the only holders of the issued and outstanding Shares of Utah Holding. Utah Holding is the only holder of issued and outstanding shares of capital stock of Utah Intermediate. Utah Intermediate is the (i) only holder of the issued and outstanding shares of Company Stock and (ii) the only holder of the issued and outstanding shares of Utah France. The Company is the only holder of the issued and outstanding shares of capital stock of the Subsidiary. Except as set forth on Schedule 5.5(b) (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) is authorized or outstanding to purchase or acquire from any Company Group Member any shares of capital stock of any Company Group Member, (ii) no Company Group Member has any obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock any evidences of Indebtedness or assets of any Company Group Member, (iii) no Company Group Member has any obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its respective capital stock or any interest therein or to pay any dividend or to make any other distribution in respect thereof, and (iv) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to any Company Group Member. No Company Group Member has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote on matters that would be subject to a vote of their respective stockholders. No Person will be entitled to (i) receive any payment or any securities, options or other consideration of any kind or (ii) make any claims against any Company Group Member, its Board of Directors or officers, in each case as a result of the transactions contemplated by this Agreement, other than the Persons receiving payments from Buyer as contemplated by Section 3.2(b) and in the amounts contemplated by Section 3.2(b).
(c)    Except as set forth on Schedule 5.5(c), there is no agreement, written or oral, between any Company Group Member and any holder of their respective securities or any other Person, or among any holders of their respective securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co sale rights or “drag along” rights), registration under the Securities Act, or voting, of the capital stock of any Company Group Member or other information, inspection, visitation, board observer or similar contractual stockholder rights with respect to any Company Group Member. At or prior to the Closing, the agreements set forth on Schedule 5.5(c) will expire or be terminated in accordance with their own terms, and the parties thereto shall cease to have any rights with respect thereto.
(d)    All of the capital stock of each Company Group Member has been issued in compliance in all material respects with all applicable Laws, including federal and state securities Laws.
Section 5.6    Financial Statements; Undisclosed Liabilities.

(a)    Attached as Schedule 5.6(a) are true, correct and complete copies of the following financial statements of the Company (the “Financial Statements”): (i) the audited consolidated balance sheets of the Company and the Subsidiary as of December 31, 2012 and 2013 and the related audited consolidated statements of income, stockholder’s equity and cash flows for the years then ended, together with all related footnotes and schedules thereto, and (ii) the unaudited consolidated balance sheet of the Company and the Subsidiary as of December 31, 2014 and the related unaudited consolidated statements of income, stockholder’s equity and cash flows for the twelve months then ended (the “Reference Balance Sheet,” and the date of such balance sheet being referred to herein as the “Reference Balance Sheet Date”). The Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby, fairly present in all material respects the financial condition, results of operations and cash flows of the Company and the Subsidiary as of the respective dates thereof and for the periods referred to therein and, as applicable, are consistent with the books and records of the Company and the Subsidiary; provided, however, that the Financial Statements referred to in clause (ii) above (A) do not include the footnotes required by GAAP, and (B) are subject to normal recurring year-end adjustments which, to the Company’s knowledge and without giving effect to the transactions contemplated hereby, are not expected to be, individually or in the aggregate, material.
(b)    Attached as Schedule 5.6(b) are true, correct and complete copies of the following financial statements of Utah Holding (the “Utah Financial Statements”): the unaudited balance sheets of Utah Holding as of December 31, 2012, 2013, and 2014 and the related unaudited statements of income. The Utah Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, fairly present in all material respects the financial condition and results of operations of Utah Holding as of the respective dates thereof and for the periods referred to therein and, as applicable, are consistent with the books and records of Utah Holding; provided, however, that the Utah Financial Statements (A) do not include the footnotes required by GAAP, and (B) are subject to normal recurring year-end adjustments which, to the Company’s knowledge and without giving effect to the transactions contemplated hereby, are not expected to be, individually or in the aggregate, material.
(c)    Attached as Schedule 5.6(c) are true, correct and complete copies of the following financial statements of Utah Intermediate (the “Utah Intermediate Financial Statements”): the unaudited balance sheets of Utah Intermediate as of December 31, 2012, 2013, and 2014 and the related unaudited consolidated statements of income. The Utah Intermediate Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, fairly present in all material respects the financial condition and results of operations of Utah Intermediate as of the respective dates thereof and for the periods referred to therein and, as applicable, are consistent with the books and records of Utah Intermediate and Utah France; provided, however, that the Utah Intermediate Financial Statements (A) do not include the footnotes required by GAAP, and (B) are subject to normal recurring year-end adjustments which, to the Company’s knowledge and without giving effect to the transactions contemplated hereby, are not expected to be, individually or in the aggregate, material.

(d)    No Company Group Member has any liabilities or obligations of any nature (whether known or unknown, whether absolute or contingent, whether determined or determinable, whether liquidated or unliquidated and whether due or to become due or otherwise), except for (i) liabilities and obligations reflected or reserved against on the Reference Balance Sheet, (ii) contractual liabilities or obligations incurred in the Ordinary Course of Business which are not required by GAAP (applied in accordance with the accounting principles, policies and procedures of the Company applied in preparing the Reference Balance Sheet) to be reflected on a balance sheet and which, as of the date hereof, are not in the aggregate material, (iii) liabilities or obligations as contemplated by this Agreement or otherwise in connection with the transactions contemplated hereby, (iv) liabilities or obligations which have been incurred in the Ordinary Course of Business since the Reference Balance Sheet Date, and which, as of the date hereof, are not, in the aggregate, material or (v) liabilities which, individually, do not exceed $25,000 and in the aggregate do not exceed $75,000.
(e)    No Company Group Member is a party to, or has any commitment to become a party to, any joint venture, off balance sheet, partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company or the Subsidiary, on the one hand, and any Affiliate of the Company or the Subsidiary, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, and any “off balance sheet arrangements” (as that term is defined in Item 303(a) of Regulation S‑K under the Exchange Act)).
(f)    Utah Holding’s only assets are direct or indirect ownership of shares of capital stock of Utah Intermediate, the Company, Utah France and the Subsidiary and the assets set forth on the Utah Balance Sheet dated December 31, 2014. Utah Holdings has no liabilities other than the liabilities as set forth on the Utah Balance Sheet dated December 31, 2014.
(g)    Except for its ownership of the capital stock of Utah Intermediate and activity related thereto, Utah Holding (i) has not, since the date of its incorporation, carried on any business or conducted any operations and (ii) is not party to or otherwise bound by any contract, other than agreements and other documents governing each Seller’s interests in Utah Holding.
(h)    Utah Intermediate’s only assets are direct or indirect ownership of shares of capital stock of the Company, Utah France and the Subsidiary and the assets set forth on the Utah Intermediate Balance Sheet dated December 31, 2014. Utah Intermediate has no liabilities other than the liabilities set forth on the Utah Intermediate Balance Sheet dated December 31, 2014.
(i)    Except for its ownership of the capital stock of the Company and Utah France and activity related thereto, Utah Intermediate (i) has not, since the date of its incorporation, carried on any business or conducted any operations and (ii) is not party to or otherwise bound by any contract, other than agreements and other documents governing Utah Holding’s ownership of the capital stock in Utah Intermediate.
(j)    For purposes of this Section 5.6, the term “Company” shall include Utah France.

Section 5.7    Absence of Certain Changes. Except for the transactions contemplated hereby, since the Reference Balance Sheet Date, each Company Group Member has conducted its business only in the Ordinary Course of Business, and there has not occurred (i) any Company Material Adverse Effect; (ii) through the date of this Agreement, any damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by any Company Group Member, whether or not covered by insurance, or after the date of this Agreement, any damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by any Company Group Member, not covered by insurance, in each case having a replacement or repair cost of more than $25,000 for any single loss or $50,000 for all such losses; (iii) any material write down of the value of any Personal Property or other assets owned or used by any Company Group Member, including inventory and capital lease assets exceeding $25,000, except as a result of the recording of depreciation and amortization in the Ordinary Course of Business; (iv) any write off as uncollectible of any accounts receivable or any portion thereof; (v) any action or omission on the part of any Company Group Member that, if taken or omitted to be taken after the date hereof, would cause a breach or violation of the covenants contained in Section 7.1(b)(i)-(viii), Section 7.1(b)(xiv)-(xvi) and Section 7.1(b)(xxiii); or (vi) any agreement or commitment to take any of the actions referred to in clauses (iii) through (v) above.
Section 5.8    Litigation. There is no Proceeding pending or, to the Company’s knowledge, threatened against any Company Group Member or their ability to consummate the transactions contemplated herein, or any executive officer or director of any Company Group Member in such Person’s capacity as such. There is no Order outstanding against any Company Group Member, or, to the Company’s knowledge, any executive officer of director of any Company Group Member, in such Person’s capacity as such. No Company Group Member has been subject to any Proceeding nor has any Company Group Member entered into a written settlement agreement, with respect to any claim that would reasonably be expected to become a Proceeding, in each case since the Seller Acquisition Date. No Company Group Member has any Proceedings pending against any other Person.
Section 5.9    Personal Property. Each Company Group Member has good title to, or holds by valid and existing lease or license, all of the tangible personal property owned by it (“Personal Property”) reflected on the Reference Balance Sheet or acquired by it after the Reference Balance Sheet Date, except with respect to assets disposed of in the Ordinary Course of Business since such date, free and clear of any Encumbrances except for Permitted Encumbrances. Each item constituting Personal Property is free from material defects and is in good operating condition and repair (subject to normal wear and tear). Schedule 5.9 provides a listing of all of the fixed assets of the Company Group Members, including the book value of each such asset as of the most recent practicable date.
Section 5.10    Real Property. No Company Group Member owns, or has owned since the Sellers’ Acquisition Date, any real property. Schedule 5.10 sets forth a list of all real property currently leased, subleased, licensed, operated or occupied by any Company Group Member (collectively the “Company Leases”) and the location of the premises. The premises subject to the Company Leases are hereinafter referred to as “Company Leased Property.” No Company Group Member nor, to the Company’s knowledge, any other party is in default under any of the Company

Leases, and, to the Company’s knowledge, no condition exists which, upon the passage of time or the giving of notice or both, would reasonably be expected to cause such a default. To the Company’s knowledge, no owner of any of the Company Leased Property has granted any waiver, indulgence or postponement of any of the obligations of any Company Group Member, as lessees. No Company Leased Property is occupied by a third party other than Company Group Members, and, to the Company’s knowledge, no third party has a right to occupy such property other than Company Group Members. To the Company’s knowledge, the Company Leased Property is in good operating condition and repair (subject to normal wear and tear) and is suitable for the conduct of the business as presently conducted therein. No Company Group Member has transferred, mortgaged or assigned any interest in any of the Company Leases. To the Company’s knowledge, there is no condemnation or similar Proceeding pending or threatened in writing with respect to any Company Leased Property or any portion thereof. The operations of the Company Group Members on the Company Leased Property do not cause any material violation of any applicable building code or, to the Company’s knowledge, any zoning requirement, or classification or statute relating to the particular property or such operations. The Company has provided to the Buyer copies of all the Company Leases, including all amendments thereto.
Section 5.11    Environmental Matters.
(a)    To the Company’s knowledge, no Company Group Member is in violation of any Environmental Law (as defined below), and to the Company’s knowledge, no material expenditures are required in order to comply with any such existing statute, law or regulation.
(b)    Since the Sellers’ Acquisition Date, to the Company’s knowledge, each Company Group Member is and has been in material compliance with all applicable Environmental Laws. No Company Group Member is subject to any existing, pending or, to the Company’s knowledge, threatened proceedings under any Environmental Laws.
(c)    Since the Sellers’ Acquisition Date, to the Company’s knowledge, no Company Group Member has sent, arranged for disposal or treatment, arranged with a transporter for transport for disposal or treatment, transported, disposed or accepted for transport any Hazardous Substance (as defined below), to a facility, site or location that (i) is on a priorities list or similar list established pursuant to any Environmental Law for environmental cleanup or other remedial action, or (ii) could reasonably be expected to give rise to liability under any Environmental Law.
(d)    No Company Group Member stores, generates or produces any Hazardous Substance in quantities or in a manner which could reasonably be expected to violate any Environmental Law or which could reasonably be expected to give rise to any liability thereunder.
(e)    The Company has provided the Buyer with copies of any environmental reports, investigations or audits within the Company’s possession or control relating to premises currently or previously owned, leased or operated by the Company.
(f)    The representations and warranties contained in this Section 5.11 are the sole and exclusive representations and warranties of the Company and Utah Holding pertaining or relating to any environmental, health or safety matters, including any arising under any Environmental Laws.
(g)    As used herein, the term “Environmental Law” means any applicable Law, Order, permit, common law or enforceable agency requirement applicable to any Company Group Member relating to: (A) the protection, investigation or restoration of the environment, worker health and safety (as it relates to exposures to Hazardous Substances), or natural resources or exposure to any harmful or Hazardous Substance, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) wetlands, pollution or contamination.
(h)    As used herein, the term “Hazardous Substance” means any substance that is: (A) listed, classified or regulated in any concentration pursuant to any Environmental Law; (B) any petroleum product or by‑product, asbestos‑containing material, lead‑containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which is regulated by any Governmental Entity pursuant to any Environmental Law, but excluding from (A), (B), and (C) any janitorial or office product which is properly and safely used, maintained and disposed of in accordance with applicable Environmental Laws.
Section 5.12    Products Liability and Warranty Liability. To the Company’s knowledge, all board products manufactured, sold, leased, or delivered by any Company Group Member have been in material conformity with applicable contractual commitments and warranties made with respect to such products. Since January 1, 2014, no Company Group Member has received any written complaints of any damages to or losses by any Person resulting from the products, goods or services of any Company Group Member. Schedule 5.12 describes all currently outstanding material product warranty claims with respect to board products of any Company Group Member.
Section 5.13    Tax Matters.
(a)    All Tax Returns required to be filed in respect of any Company Group Member (including any Tax Return filed or required to have been filed on a consolidated, combined, unitary or similar basis in which any Company Group Member was included or was required to have been included) (collectively, “Company Tax Returns” and individually a “Company Tax Return”) have been duly and timely filed with the proper Governmental Entity (after giving effect to any valid extensions of time in which to make such filings). All such Tax Returns are true, correct and complete in all material respects. All Taxes of any Company Group Member claimed due by a Governmental Entity (including estimated Tax deposits), whether or not shown as due on such Tax Returns, have been fully paid when due. The unpaid Taxes of the Company Group Members (i) did not exceed any payable or liability for Taxes plus any reserve for Tax liability in each case as set forth on the face of the Reference Balance Sheet (rather than in any notes thereto) and (ii) do not exceed any such payable or liability for Taxes plus any such reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company Group Members in filing their Tax Returns. Since the date of the most recent Financial Statement, no Company Group Member has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside of the Ordinary Course of Business.

(b)    There are no investigations, audits, suits, actions or proceedings currently pending or being conducted or, to the Company’s knowledge, threatened against any Company Group Member by any Governmental Entity for the assessment or collection of Taxes, no claim for the assessment or collection of Taxes has been asserted against any Company Group Member, and there are no matters under audit or appeal between any Company Group Member and any Governmental Entity with respect to the assessment or collection of Taxes. Any unpaid Taxes that have been claimed or imposed as a result of any examination of any Company Tax Return by any Governmental Entity for a taxable period are being contested in good faith and are fully described in Schedule 5.13(b). There are no Tax liens on any of the assets of any Company Group Member other than Permitted Encumbrances. All of the assets of the Company Group Members have been properly listed and described on the property tax rolls for all periods prior to and including the Closing Date, and no portion of the assets of any Company Group Member constitute omitted property for property tax purposes. No power of attorney has been granted by or with respect to any Company Group Member with respect to any matter relating to Taxes which is still in effect, and no Company Group Member has received from any federal, state, local or Foreign Governmental Entity (including in jurisdictions where no Company Group Member has filed a Tax Return) any written request for information related to Tax matters which has not been fulfilled as of the date hereof. No Company Group Member has participated in a transaction that is described as a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1). The Company Group Members have (i) disclosed on their Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Code Section 6662 or any comparable provision of applicable state, local or foreign Law and (ii) properly and in a timely manner documented its transfer pricing methodology in compliance with Code Section 6662(e) (and any related sections), the Treasury Regulations promulgated thereunder and any comparable provisions of applicable state, local, domestic or foreign Tax Law. No Company Group Member has ever been a party to any transaction to which Code Section 355 applied or was intended to apply. No Company Group Member has received any claim from any Governmental Entity in a jurisdiction in which such Company Group Member has not filed Tax Returns that it may be subject to taxation by that jurisdiction. No adjustment relating to the timing of income, deductions, losses or credits of any Company Group Member has been made by any Governmental Entity in any completed audit or examination which, by application of the result of such adjustment, would reasonably be expected to result in a material Tax liability for any subsequent period.
(c)    Set forth in Schedule 5.13(c) is a list of the examinations and audits by Governmental Entities for each Tax for which any Company Group Member has been audited. The Company has provided to the Buyer copies of the final reports and notices of deficiency or assessment of the relevant Governmental Entity for each such examination or audit showing the adjustments proposed and the basis asserted therefor. No proposed notice of deficiency, proposed audit adjustment or similar document of any Governmental Entity has been received any Company Group Member in respect of any Tax liability, and no currently pending issues have been raised by any Governmental Entity that would, if determined adversely to any Company Group Member, adversely affect the liability of any Company Group Member for Taxes, and all forms (including forms W-2 and 1099) required with respect thereto have been properly completed and timely filed.

(d)    The Company Group Members have withheld or deducted all Taxes from payments to employees or other Persons required to be so withheld or deducted, and have timely paid over such Taxes to the appropriate Governmental Entity to the extent due and payable.
(e)    No Company Group Member has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time that has not expired within which (i) to file any Tax Return covering any Taxes for which it is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which it is or may be liable; (iii) it is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Entity may assess or collect Taxes for which it is or may be liable.
(f)    No Company Group Member is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement, or similar contract or arrangement or any current or potential contractual obligation to indemnify any other Person with respect to Taxes that will require any payment by any Company Group Member after the date of this Agreement.
(g)    Since the Sellers’ Acquisition Date, no Company Group Member (i) is or has been, a member of an “affiliated group” within the meaning of Code Section 1504 or a member of a similar group of entities with which such Company Group Member filed or was required to join in filing Tax Returns on a combined, unitary, consolidated or similar basis of which the Company was not the ultimate parent corporation and (ii) has any liability for the Taxes of any Person (other than a Company Group Member) under Treasury Regulation § 1.1502-6 (or any similar provision of applicable state, local or foreign Law) as a transferee or successor, by contract or otherwise.
(h)    The Company has previously provided or made available to the Buyer true and correct copies of all Company Tax Returns relating to income, franchise, and sales Taxes.
(i)    No Company Group Member is a party to any joint venture, partnership, or other arrangement or contract that is treated as a partnership for federal income tax purposes.
(j)    No Company Group Member (i) has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii); (ii) has been a stockholder of a “controlled foreign corporation” as defined in Code Section 957 (or any similar provision of United States state, local or foreign Law), (iii) has been a “personal holding company” as defined in Code Section 542 (or any similar provision of United States state, local or foreign Law); or (iv) has been a stockholder of a “passive foreign investment company” within the meaning of Code Section 1297.
(k)    No Company Group Member will be required to include any amount in taxable income, nor will it be required to reduce its deductions, Tax credits or Tax basis, for any taxable period ending after the Closing Date as a result of any (i) change in accounting method pursuant to Section 481(a) of the Code or any comparable provision of applicable state, local or foreign Tax Law effected in a taxable period ending before the Closing Date; (ii) ”closing agreement” as described in Section 7121 of the Code; (iii) installment sale as provided under Code Section 453 or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; (v) intercompany transaction or excess loss account described in the Treasury Regulations under Code Section 1502, or (vi) of the foregoing elections or foregoing rules, under any comparable foreign or United States state or local Tax Law.
(l)    No Company Group Member has any overall foreign loss accounts or separate limitation loss accounts within the meaning of Code Section 904 and the Treasury Regulations thereunder.
(m)    Each Company Group Member has conducted all aspects of its business in accordance with the terms and conditions of all Tax rulings and Tax concessions that were provided by any relevant Governmental Entity.
(n)    No Company Group Member (i) has made an election, or is required, to treat any of its assets as owned by another Person pursuant to the provisions of former Code Section 168(f) or as tax-exempt bond financed property or tax-exempt use property within the meaning of Code Section 168; (ii) has acquired, or owns, any assets that directly or indirectly secure any debt the interest on which is tax-exempt under Code Section 103(a); (iii) has been responsible for paying any accumulated earnings tax under Code Section 531; (iv) has made, or will make, a consent dividend election under Code Section 565; (v) has elected at any time to be treated as an S corporation pursuant to Code Section 1362(a); (vi) is or has been a “qualified subchapter S subsidiary” as defined in Code Section 1361(b)(3)(B); or (vii) has made any of the foregoing elections, or is required to apply any of the foregoing rules, under any comparable foreign or United States state or local Tax Law.
(o)    There is no property or obligation of any Company Group Member, including uncashed checks to vendors, customers or employees, non-refunded overpayments or credits, that is escheatable or payable to any state or municipality under any applicable escheatment or unclaimed property Laws or that may at any time become escheatable to any state or municipality under any such Laws.
(p)    Since the date of the Reference Balance Sheet, no Company Group Member has made any amendment to any Tax Returns, or any election, adopted any accounting method or fiscal year, or taken any position in any Tax Returns relating to any Company Group Member that is inconsistent with any such election, accounting method, fiscal year or position previously made, adopted or taken with respect to any Company Group Member.
(q)    “Tax” or “Taxes” means (i) any and all taxes payable to a Governmental Entity, including, without limitation, any federal, national, provincial, state, local or foreign net income, alternative or add on minimum, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, value added, net worth, capital, capital stock, unemployment, disability, transaction, goods and services, unclaimed property, escheatment claims, license, withholding, payroll, employment, social security, social insurance, excise, severance, stamp, occupation, premium, property, environmental, windfall profit, custom, duty or other tax or similar governmental fee, assessment or charge, together with any interest, penalty, addition to tax or additional amount with respect thereto imposed by any Governmental Entity, and (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of the application of Treasury Regulation

§ 1.1502-6 or any comparable provision of state, local or foreign law, as a transferee or successor, by contract, or otherwise.
(r)    “Tax Return” means any return, declaration, report, property rendition, election, notice, statement, information return, form and claim for refund, filed or required to be filed with any Governmental Entity with respect to Taxes and including any amendment, schedule, attachment, part, supplement, appendix or exhibit to any of the foregoing.
Section 5.14    Employees.
(a)    Prior to the date hereof, the Company has delivered to the Buyer a schedule setting forth the name, office location, title, current base salary, bonus earned in 2014, commissions earned in 2014, accrued vacation and sick leave of each employee of any Company Group Member as of December 31, 2014.
(b)    The Company Group Members are, and have been since the Sellers’ Acquisition Date, in compliance, in all material respects, with all applicable Laws and contractual obligations relating to employment, employment practices, wages, hours, compensation, discrimination, employee safety and health, collective bargaining, workers compensation, unemployment insurance and other social insurances, withholding of wages, withholding and payment of social security and other payroll taxes, and terms and conditions of employment.
(c)    Since the Seller Acquisition Date, no Company Group Member has received written notice of, and, to the Company’s knowledge, there is not currently threatened, any grievance, unfair labor practice charge, arbitration proceeding, or other charge or complaint was filed by or on behalf of any employee, past or present, any labor organization, or authority (including, but not limited to the occupational health and safety authority), before the National Labor Relations Board, the Equal Employment Opportunity Commission, any state or local civil rights agencies, any federal or state or non-U.S. departments of labor, the various occupational health and safety agencies, or any other governmental agency or judicial or arbitration forum, against any Company Group Member, arising out of the activities, conduct or neglect of any Company Group Member.
(d)    No Company Group Member is a party to any collective bargaining agreement or other contract, contingent or otherwise, with a labor union, and no employees of any Company Group Member are covered by a collective bargaining agreement or other contract with a union, or otherwise represented by any union, and there is no collective bargaining agreement binding on any Company Group Member that restricts from the relocation or closing of any or all of its business or operations. To the Company’s knowledge, there are no organizational efforts currently being made or threatened by or on behalf of any labor union with respect to any employees of any Company Group Member. There is not currently pending, and since the Sellers’ Acquisition Date there has not been, any strike, lockout, picketing, slow-downs or work stoppages with respect to any Company Group Member, and, to the Company’s knowledge, no such strikes, picketing, lockouts, slow-downs or work stoppages have been threatened.
(e)    Schedule 5.14(e) lists of all employees, consultants, agents and independent contractors that are covered by an employment, consulting, or severance agreement with any

Company Group Member that contain continuing obligations of any Company Group Member and that provide for rights and privileges beyond the legal minimum of the applicable jurisdiction. The Company has provided or made available to the Buyer copies of each such agreement, as well as copies of any non-competition, confidentiality or other proprietary information agreement with any such Person. There are no management employment, severance, golden parachute or other similar contracts between any Company Group Member and any of their respective officers, consultants, directors, employees, independent contractors or any other Person or Entity that are not by their terms terminable at will.
(f)    Other than as may be disclosed in Schedule 5.14(f), there is no valid basis for any claim by any past or present employee of any Company Group Member for any severance pay or other payments due to a termination of employment that has occurred after the Sellers’ Acquisition Date and prior to the Reference Balance Sheet Date.
(g)    No Company Group Member has effectuated since the Sellers’ Acquisition Date, or intends to effectuate, any mass layoff of employees, as defined under the Workers Adjustment and Retraining Notification Act (or other similar state law).
(h)    No employee of any Company Group Member is working in the United States under a visa. All employees working with a visa status or employees on permanent transfer are in material compliance with all immigration laws of both the home and work jurisdictions applicable to each such employee.
(i)    Since the Sellers’ Acquisition Date, each current and former employee, officer and consultant of any Company Group Member that assists or assisted with the development of the Owned Intellectual Property, or has or had access to the Owned Intellectual Property, has executed an agreement assigning to a Company Group Member all rights in inventions conceived and work product prepared for the Company Group Members in the course of their employment or consultancy for a Company Group Member, a non-disclosure agreement or a consulting agreement containing provisions with respect to confidentiality and protection of the Company Group Member’s proprietary rights, each in the form provided to the Buyer. No employee has excluded works or inventions in writing which, in the Company’s reasonable judgment, are applicable to any Company Group Member and/or its products, from his or her assignment of inventions pursuant to such employee’s agreement with the applicable Company Group Member. Each current and former employee, officer and consultant of any Company Group Member has executed agreements containing non-competition and non-solicitation provisions.

Section 5.15    Employee Benefits.
(a)    Each Compensation and Benefit Plan and Foreign Plan is listed on Schedule 5.15(a). No Company Group Member has any liability, contingent or otherwise, with respect to any compensation or benefit plans, policies, programs, agreements or arrangements (other than the Compensation and Benefit Plans and Foreign Plans) that covered employees, directors, former employees or former directors of the Company Group Members were terminated prior to the date hereof.
(b)    Without limiting the generality of the foregoing, for each Compensation and Benefit Plan and Foreign Plan, copies of the following documents (to the extent applicable) have also been made available to the Buyer prior to the date hereof:
(i)    governing documents (i.e., written plans, policies, programs agreements or arrangements) and any amendments thereto;
(ii)    all trust agreements and other funding agreements that are current or that are historical (since the Sellers’ Acquisition Date) under which the Company or its Subsidiaries has any rights or obligations;
(iii)    the three most recent Form 5500 annual reports, including all attachments, filed with the U.S. Department of Labor and all such similar forms and reports in respect of the Foreign Plans;
(iv)    the most current actuarial valuation filed with the relevant Governmental Entity and financial statement;
(v)    the most recent IRS determination letter or opinion letter for each Compensation and Benefit Plan intended to be qualified under Section 401(a) of the Code;
(vi)    since the Sellers’ Acquisition Date, all reports, letters or other material communications from the relevant Governmental Entity regarding any Compensation and Benefit Plan or Foreign Plan; and
(vii)    the current summary plan description and any current summary of material modifications for each Compensation and Benefit Plan or Foreign Plan (as applicable).
(c)    All of the Compensation and Benefit Plans are in compliance in all material respects with all applicable Laws, including but not limited to the Code and ERISA. There are no pending or, to the Company’s knowledge, threatened Proceedings relating to the Compensation and Benefit Plans (other than routine claims for benefits and proceedings with respect to qualified domestic relations orders). To the Company’s knowledge, no act, omission, or transaction has occurred that would result, directly or indirectly, through its own liability, indemnification, or otherwise, in imposition on the Company Group Members of any (i) breach of fiduciary duty liability damages under Section 409 of ERISA, (ii) liability under Section 502 of ERISA, or (iii)  tax or penalty on, or material administrative burden for correcting any, prohibited transactions imposed by Section 4975 of the Code or 406 of ERISA or sanctions imposed under Title I of ERISA.
(d)    Each Compensation and Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or in the case of a master or prototype plan, a favorable opinion letter has been issued to the vendor of such plan document) as to its qualification under the Code, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification. Neither the Company nor any ERISA Affiliate has established, maintained or contributed to (i) an employee pension benefit plan subject to Title IV of ERISA or Section 412, 430 or 436 of the Code, (ii) any multiemployer plan as defined in Section 3(37) of ERISA, or (iii) a multiple employer plan as defined in Section 413(c) of the Code.
(e)    No Compensation and Benefit Plan that is a welfare benefit plan within the meaning of Section 3(1) of ERISA provides health or life insurance benefits (whether or not insured), to former employees of the Company Group Members, except to the extent required by Title I, Part 6 of ERISA and applicable state insurance Laws.
(f)    Except as specifically contemplated by Employment Arrangements entered into in connection with this Agreement or as contemplated by Section 7.11, neither the execution of this Agreement or any other Company Transaction Agreement by the Company nor the consummation of the transactions contemplated hereby or thereby will (i) entitle any employees of Company Group Members or their ERISA Affiliates to severance pay or severance benefits, (ii) accelerate the time of payment or vesting, trigger any payment of compensation or benefits or forgiveness of Indebtedness under, increase the amount payable under or trigger any other obligation pursuant to, any of the Compensation and Benefit Plans or Foreign Plans, (iii) obligate the Buyer to continue any of the Compensation and Benefit Plans or Foreign Plans, (iv) result in any breach or violation of, or a default under, any of the Compensation and Benefit Plans or Foreign Plans or (v) have any other effect on the “change of control” or similar provisions in any Compensation and Benefit Plans or Foreign Plans.
(g)    With respect to each Compensation and Benefit Plan, (i) all payments due from the Company and the Subsidiary to date have been timely made and (ii) all premiums due or payable with respect to insurance policies relating to any Compensation and Benefit Plan, for any period through the date hereof have been timely made or paid in full. No condition exists that would prevent the amendment or termination of any Compensation and Benefit Plan without liability, other than the (i) obligation for ordinary benefits accrued prior to the termination of such Compensation and Benefit Plan and (ii) payment of any insurance premiums and plan administration fees for the remaining term of the applicable contract.
(h)    The consummation of the transactions contemplated by this Agreement will not (either along with or upon the occurrence of any additional or subsequent events) result in a nondeductible expense pursuant to Section 280G of the Code or an excise tax to any Stockholder or employee, consultant or other service provider pursuant to Section 4999 of the Code.
(i)    Each Compensation and Benefit Plan that is a non-qualified deferred compensation plan subject to Section 409A of the Code complies in form and in operation with the requirements of, Section 409A of the Code and all other guidance issued thereunder.
(j)    With respect to any Foreign Plan, (i) if required to qualify for special tax treatment, each such Foreign Plan meets the requirements for such treatment; (ii) if required to be book reserved, any such Foreign Plan is book reserved based upon reasonable GAAP actuarial assumptions and methodology, or other applicable reasonable country specific actuarial assumptions and valuations; (iii) if required to be funded, any such Foreign Plan is funded in accordance with applicable Laws; (iv) each such Foreign Plan has been established, registered, administered, funded, invested and maintained in accordance with its terms and is in material compliance with all applicable Laws, rules and regulations; (v) except as could not result in a material liability, the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the reserve shown on the financial statements of the Company and any ERISA Affiliate, if applicable, for any unfunded Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing, with respect to all current and former participants in such plan based on reasonable, country specific actuarial assumptions and valuations and no transaction contemplated by this Agreement shall cause such assets or insurance obligations or book reserve to be less than such accrued benefit obligations; (vi) each Foreign Plan required to be registered with a Governmental Entity has been registered, and has been maintained in good standing with the appropriate Governmental Entity; (vii) there is no Proceeding, action, suit or claim pending or threatened in respect of any Foreign Plan, and, to the Company’s knowledge, no facts exist which could reasonably be expected to give rise to any such Proceeding, action, suit or claim; and (viii) all contributions or premiums required to be paid to or in respect of each Foreign Plan have been paid in accordance with applicable Laws and no Taxes, penalties or fees are owing or eligible under any Foreign Plan.
Section 5.16    Intellectual Property Rights.
(a)    Schedule 5.16(a) sets forth a list of all issued Patents, pending Patent applications, Trademark registrations, pending Trademark applications, domain name registrations, and registered Copyrights that are included in the Owned Intellectual Property, indicating for each (as applicable), the applicable jurisdiction, title, registration number (or application number), the date issued (or date filed), the owner and all current applicants.
(b)    All Trademarks, Patents and Copyrights listed in Schedule 5.16(a) are (i) currently in compliance, in all material respects, with all legal requirements (including the timely post registration filing of affidavits of use and incontestability and renewal applications with respect to Trademarks, and the payment of all filing, examination and annuity and maintenance fees and proof of working or use with respect to Patents), and (ii) are not subject to any material prosecution, renewal, maintenance or other fees or actions falling due within ninety (90) days after the Closing Date. No Trademark listed in Schedule 5.16(a) is currently involved in any opposition, nullity or cancellation proceeding, and the Company has not received any written notice with respect to any such threatened action with respect to any such Trademarks. To the Company’s knowledge, no registered Patent is currently involved in any inventorship challenge, reissue, reexamination or opposition proceeding and no such action has been threatened in writing delivered to any Company Group Member (or, to the Company’s knowledge otherwise) with respect to any Patent. None of the registered Trademarks or registered Copyrights included in the Owned Intellectual Property, and to Company’s knowledge, none of the domain names and Patents included in the Owned Intellectual Property, have been adjudged as invalid or unenforceable.

(c)    Schedule 5.16(c)(i) sets forth a list of any and all Contracts currently in effect (excluding license agreements for widely available software applications programs that are not incorporated into embedded into any Company Products (“Off-the-Shelf Licenses”)) pursuant to which any Company Group Member has been granted or otherwise receive any right to use any Software (the “Third Party Software Licenses”). Schedule 5.16(c)(ii) sets forth a list of all third party Software that is incorporated into or embedded into any Company Owned Software that are currently distributed or made available by any Company Group Member, and all third party Software that is currently distributed by any Company Group Member, indicating for each whether such Software has been modified by a Company Group Member (the “Third Party Embedded/Distributed Software”).
(d)    Except for the Third Party Software Licenses, Third Party Embedded/Distributed Software and Off-the-Shelf Licenses, Schedule 5.16(d) sets forth a list of any and all Contracts currently in effect pursuant to which any Company Group Member has been granted or otherwise received from any Person other than another Company Group Member any right under any Intellectual Property (the “Third Party IP Licenses” and, together with the Third Party Software Licenses and Third Party Embedded/Distributed Software, the “Third Party Licenses”). The Company Group Members are in compliance, in all material respects, with the terms and conditions of all Third Party Licenses. With respect to Third Party IP Licenses, no payment of any royalties, honoraria, or other fees is past due by any Company Group Member.
(e)    To the Company’s knowledge, the Owned Intellectual Property and the Intellectual Property subject to the Third Party Licenses constitute all of the Intellectual Property used in the business of the Company or the Subsidiary as currently conducted. Except as set forth on Schedule 5.16(e), the Company Group Members solely own, free and clear of all Encumbrances, other than Permitted Encumbrances, all Owned Intellectual Property. To the Company’s knowledge, no Person has challenged the ownership, use, validity or enforceability of any of the Owned Intellectual Property.
(f)    To the Company’s knowledge, the Company Group Members’ use and commercial exploitation of the Owned Intellectual Property does not, and the conduct of the business of the Company Group Members as currently conducted does not, infringe upon, misappropriate, or violate any Intellectual Property rights of any Person. No Person has notified any Company Group Member in writing that (i) any of such Person’s Intellectual Property rights are infringed, or (ii) any Company Group Member requires or may require a license to any of such Person’s Intellectual Property rights, in each instance as a result of the business operations of any Company Group Member.
(g)    To the Company’s knowledge, no Person is misappropriating, infringing, violating or using without authorization any Owned Intellectual Property. No such claims have been brought or threatened in writing against any Person by or on behalf of any Company Group Member.
(h)    Schedule 5.16(h)(i) contains a list of all Software that is owned by any Company Group Member and sold, licensed, rented, leased or distributed by any Company Group

Member, in connection with the Company Products (collectively, the “Company Owned Software”). Schedule 5.16(h)(ii) contains a list of all Company Products.
(i)    The Company Group Members have taken commercially reasonable steps to protect the respective rights in confidential information and trade secrets that are materially used in connection with the conduct of the business of any Company Group Member (including with respect to any Company Products and Owned Intellectual Property). Without limiting the foregoing, since the Sellers’ Acquisition Date, Company Group Members have enforced a policy of requiring each employee, consultant, contractor and potential business partner to execute agreements containing commercially reasonable confidentiality obligations. To Company’s knowledge, no Company Group Member has experienced any loss, damage, or unauthorized access, disclosure, use or breach of security of any material confidential information or trade secrets in Company Group Member’s possession, custody or control.
(j)    Since the Sellers’ Acquisition Date, no Company Group Member has knowingly permitted the Company Group Member’s rights in Intellectual Property used in the operation of its business to lapse or enter the public domain.
(k)    Except as set forth on Schedule 5.16(k), all Company Products distributed by any Company Group Member operate in all material respects as described in the related documentation and specifications thereof. The Company uses commercially reasonable efforts to periodically scan the Company Products to identify and remove therefrom any “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent (except in connection with the ordinary and expected use of the Software). Company Products can be compiled from the associated source code. The Company has and enforces a policy to document all material bugs, errors and defects in all the Company Products, and such documentation is retained and is available internally at the Company.
(l)    Schedule 5.16(l) lists all Software that is used in connection with a Company Product that contains any Open Source Materials. Except for the Software in Schedule 5.16(l), none of the Company Products incorporates any Open Source Materials.
(m)    Since the Sellers’ Acquisition Date, no government funding, facilities of a university, college, other educational institution or research center was used in the creation or development of the Owned Intellectual Property. No Company Group Member is a party to any contract, license or agreement with any Governmental Entity that grants to such Governmental Entity any right or license with respect to the Owned Intellectual Property, other than as granted in the Ordinary Course of Business pursuant to a non-exclusive license to any Company Product.
(n)    Schedule 5.16(n) contains a list of all industry standards bodies or similar organizations that any Company Group Member is now or ever was since the Sellers’ Acquisition Date, a member or promoter of, contributor to, or otherwise participated in (excluding implementation of a standard).

(o)    The Company Group Members have not licensed, distributed or disclosed, are not obligated to license, distribute or disclose, and to the Company’s knowledge are not aware of any license, distribution or disclosure by any third party of, the source code form for any Company Product, excluding Open Source Materials that are not owned by any Company Group Member. No event has occurred, and to the Company’s knowledge no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or could reasonably be expected to, nor will the consummation of the transactions contemplated hereby, result in the disclosure or release of such source code by any Company Group Member or escrow agent(s) or any other Person to any third party.
Section 5.17    Corporate Records; Bank Accounts. The minute books of the Company Group Members contain true and correct records in all material respects of all actions taken at all meetings and by all written consents in lieu of meetings of their respective board of directors, or any committees thereof, and stockholders or other equity holders of the Company Group Members. The stock ledgers of the Company Group Members contain a true, complete and correct record of the original issuance and transfer of the capital stock of the Company Group Members. The Company has made available to Buyer and its representatives copies of the minute books and records of each Company Group Member. The Company has provided to the Buyer a list of all banks and other financial institutions (together with addresses thereof) with which any Company Group Members maintains a savings or other account, certificate of deposit, lock box or safe deposit box, and the names of all persons that are authorized as signatories to act in connection therewith.
Section 5.18    Compliance With Laws; Permits.
(a)    The business of the Company Group Members has been since the Sellers’ Acquisition Date, and is being, conducted, in compliance with all Laws in all material respects; provided, however, that the foregoing does not apply to Laws with respect to (i) Taxes and related matters, as to which solely the provisions of Section 5.13 shall be applicable, (ii)  employment matters, as to which solely the provisions of Section 5.14 shall be applicable, (iii) ERISA, as to which solely the provisions of Section 5.15 shall be applicable, and (iv) Environmental Law, as to which solely the provisions of Section 5.11 shall be applicable. No Company Group Member has received any written notice of any noncompliance with any such Laws that has not been cured as of the date hereof.
(b)    Without limiting the generality of the foregoing, since the Sellers’ Acquisition Date, to the Company’s knowledge, no Company Group Member (nor any of their respective officers, directors, agents, distributors, employees or other Persons associated with or acting on their behalf) has taken any action that would cause any Company Group Member to be in violation of the U.S. Foreign Corrupt Practices Act (15 U.S.C. § 78m and 15 U.S.C. § 78dd 1 et seq.) and analogous applicable Laws of all other jurisdictions in which they conduct business pertaining to improper payments to government officials and the related books and records provisions of such Laws.
(c)    Without limiting the generality of the foregoing, each Company Group Member has conducted its export transactions in material compliance with applicable provisions of United States export control laws and regulations, including but not limited to the Export

Administration Act and implementing Export Administration Regulations. Without limiting the foregoing:
(i)    each Company Group Member has obtained all material export licenses and other material approvals required for its exports of products, software and technologies from the United States;
(ii)    each Company Group Member is in material compliance with the terms of all applicable export licenses or other approvals;
(iii)    there are no pending or, to the Company’s knowledge, threatened claims against any Company Group Member with respect to such export licenses or other approvals;
(iv)    there are no actions, conditions or circumstances pertaining to any Company Group Member’s export transactions that would reasonably be expected to give rise to any material future claims; and
(v)    no consents or approvals for the transfer of export licenses to Buyer are required, except for such consents and approvals that can be obtained expeditiously without material cost.
(d)    To the extent required by applicable Law, each Company Group Member has in effect all approvals, authorizations, certificates, filings, franchises, licenses, notices and permits of or with all Governmental Entities (collectively, “Permits”) necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as presently conducted except for such failures as would not reasonably be expected to result in a Company Material Adverse Effect. All Permits are listed in Schedule 5.18(d), and each such Permit is in full force and effect. Each Company Group Member is in compliance in all material respects with each Permit to the extent applicable to such Company Group Member.
Section 5.19    Contracts and Commitments.
(a)    Schedule 5.19(a) sets forth a list of the following Contracts to which a Company Group Member is a party or by which a Company Group Member is bound and which are executory as of the date of this Agreement:
(i)    Contract requiring the consent of, or the waiver by, any other Person (including any supplier, distributor, customer, licensee, licensor, insurer, investor or lender) in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby on the part of the Company;
(ii)    Contract (A) restricting the development, manufacture, marketing, distribution or sale of any products or services of any Company Group Member, (B)  restricting or limiting the entering into of any market or line of business by any Company Group Member, (C) restricting the ability of any Company Group Member to compete with any other Person, (D) prohibiting the transaction of business with any other Person (including any prohibition on the solicitation of business from any Person) by any Company Group Member, (E) granting to another Person by any Company Group Member exclusive rights with respect to any goods or services, items of Software or territory, or (F) prohibiting the solicitation by any Company Group Member of employees from any Person;
(iii)    Contract which is an exclusive dealing or “take or pay” agreement;
(iv)    Contract that contains a “most favored nation” or “most favored customer” pricing or other provision;
(v)    Contract pursuant to which any Company Group Member has granted, or agreed to grant, to another Person a license to the Company’s or any of its Subsidiaries’ Intellectual Property, excluding (i) Contracts with Material Customers and (ii) Contracts entered into in the Ordinary Course of Business with any other customer that accounts for current annual revenue equal to or less than $200,000;
(vi)    Contract with any Material Customers;
(vii)    Contract with any Material Supplier;
(viii)    Contracts pursuant to which any Company Group Member has granted, or agreed to grant (whether or not any requirement such as the giving of notice, the lapse of time or the happening of any further condition, event or act has been satisfied), to another Person the right to sublicense or transfer any Software (other than Contracts to sublicense or transfer Software to a customer’s Affiliates), except for Contracts pursuant to which a Company Group Member licenses Software to any of its customers in the Ordinary Course of Business;
(ix)    each (A) Contract disclosed on Schedule 5.16(o) and (B) each Contract currently in effect pursuant to which any Company Group Member has placed into escrow for the benefit of another Person the source code to any Software or any other technology owned by any Company Group Member;
(x)    marketing, sales or advertising Contract providing for the payments or fees payable by the Company in excess of $25,000 in any 12 month period;
(xi)    Contract for the future purchase or price of raw materials, supplies or equipment which involves or would reasonably be expected to involve the payment by the Company of more than $50,000 in any 12 month period or which contains minimum purchase conditions or requirements;
(xii)    Contract to make any capital expenditures or capital additions or improvements with commitment in excess of $50,000 in the next 12 months or in excess of $150,000 in the aggregate over the term of such Contract;
(xiii)    Contract relating to the storage or warehousing of any inventory or products of the Company or any of its Subsidiaries, or the charter or purchase of transportation or shipping services;

(xiv)    management, employment, consulting, severance or other similar type of Contract providing for payments of greater than $50,000, except as set forth in Schedule 5.15(a) or as contemplated by Schedule 7.1;
(xv)    Contract providing for the indemnification of any current or former director, officer or employee of any Company Group Member;
(xvi)    Contract (A) relating to the incurrence of any Indebtedness by or on behalf of, or the extension of credit to, any Company Group Member, (B) evidencing any Indebtedness of any Company Group Member or the guarantee by any Company Group Member of the Indebtedness of any other Person, or (C) relating to the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset) of more than $50,000;
(xvii)    mortgage, pledge, security agreement, deed of trust, loan agreement, credit agreement, indenture, conditional sale or title retention agreement, equipment financing obligation or other instrument or agreement granting an Encumbrance upon any of the material properties or assets of the Company Group Members;
(xviii)    Contract under which any Company Group Member has agreed to indemnify any Person (other than Contracts with customers, partners or suppliers in the Ordinary Course of Business);
(xix)    Contract establishing or creating any partnership, joint venture, limited liability company or limited liability partnership;
(xx)    Contract which relates to the acquisition by any Company Group Member of any of the capital stock of another Person or substantial portion of the assets of another Person;
(xxi)    Contract which provides for the sale or lease after the date hereof of any of the material assets of any Company Group Member other than in the Ordinary Course of Business;
(xxii)    Contract that relates to the acquisition or disposition of any business (whether by merger, stock sale, sale of assets or otherwise);
(xxiii)     Contract pursuant to which any Company Group Member has agreed to settle any Proceeding since the Sellers’ Acquisition Date; and
(xxiv)    Contracts not listed above that requires aggregate future payments by the Company of $50,000 or more and relates to the operation of the business of the Company.
Contracts required to be disclosed on Schedule 5.19(a) pursuant to this Section 5.19(a) are hereinafter referred to as “Material Contracts.” The information on Schedule 5.19(a) shall reasonably indicate which of clauses (i) through (xxiv) applies to the disclosed Contracts.

(b)    Each Material Contract is a valid and binding obligation of the applicable Company Group Member(s) that are party(ies) thereto and is in full force and effect and enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). No Company Group Member nor, to the Company’s knowledge, any other party to any Material Contract, is in material violation of or in material default under any Material Contract, nor, to the Company’s knowledge, has any event occurred or circumstance or condition existed, that (with or without notice, lapse of time or both) would reasonably be expected to (i) result in a material violation of or material default under any Material Contract, or (ii) give any party the right to cancel or terminate any Material Contract. As of the date hereof, no Company Group Member has received any written notice making, or received any written threat to make, any claim for damages or indemnification with respect to the Company’s Products or performance of its services pursuant to any Material Contract. There have been no oral or written modifications, amendments or waivers with respect to of any of the terms of any of the Material Contracts.
(c)    The Company has made available to the Buyer copies of all Material Contracts.
Section 5.20    Insurance.
(a)    Schedule 5.20 sets forth the policies of insurance in force covering any of the properties and assets of the Company Group Members and any agreements, arrangements or commitments by or relating to any Company Group Member under which any of them is required to carry insurance for the benefit of any other Person. The Company has delivered to the Buyer copies of the policies referenced in Schedule 5.20 and, to the extent available, the loss experience under each such policy.
(b)    The insurance policies set forth on Schedule 5.20 are in full force and effect, all premiums with respect thereto covering all periods up to and including the date of the Closing have been paid, and no notice of cancellation or termination has been received by the Company with respect to any such policy. Since the Seller Acquisition Date, no Company Group Member has been refused any insurance, and none of such coverage has been limited, by any insurance carrier to which any Company Group Member has applied for any such insurance or with which any Company Group Member has carried insurance.
Section 5.21    Suppliers and Customers. Schedule 5.21 sets forth (i) the ten (10) largest suppliers of the Company, Utah France and the Subsidiary, as measured by the dollar amount of purchases by the Company, Utah France and the Subsidiary (on a consolidated basis), during the 12-month period ended December 31, 2014 (the “Material Suppliers”) and (ii) the fifteen (15) largest customers of the Company, Utah France and the Subsidiary, as measured by the dollar amount of revenue recognized by the Company, Utah France and the Subsidiary (on a consolidated basis), during the 12-month period ended December 31, 2014 (the “Material Customers”). No Material Supplier or Material Customer has cancelled or otherwise terminated, or given any Company Group Member written notice of an intention to cancel or otherwise terminate, its relationship with the Company Group Members, as applicable.

Section 5.22    Affiliate Interests.
(a)    Except with respect to (i) compensation, expenses or benefits paid or payable in the Ordinary Course of Business by a Company Group Member to its respective directors, officers and employees of such Company Group Member in consideration for services performed by such individuals for the benefit of such Company Group Member, (ii) indemnification obligations set forth in Company Group Members’ certificates of incorporation, bylaws (or other organizational documents) or indemnification agreements in the form(s) provided to the Buyer, and (iii) customary invention assignment and confidentiality obligations and non-competition and non-solicitation obligations entered into by employees for the benefit of a Company Group Member, there will be, at Closing, no Contract between any Company Group Member, on the one hand, and any Person (i) that is now or was at any time such Contract was effective, a director, officer, employee, stockholder or Affiliate of any Company Group Member or (ii) with respect to which any such Person, or any member of the immediate family of any such Person, owns now or owned at the time of such Contract more than 10% of the voting equity of such Person (collectively, “Affiliate Arrangements”), on the other hand.
(b)    No direct or indirect stockholder, employee, officer or director of any Company Group Member has any interest, directly or indirectly, in any property, real or personal, tangible or intangible of any Company Group Member.
Section 5.23    Broker’s/Finder’s Fees. Except for Bowen Advisors, no Company Group Member or, to the Company’s knowledge, any Seller has engaged any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.
Section 5.24    Indebtedness. From the date of the letter of intent between the Company and the Buyer dated as of November 20, 2014 until the date of this Agreement, no Company Group Member has paid any Indebtedness, bonuses or extraordinary compensation, or redeemed any stock. Except as contemplated by Section 7.16 hereof, no dividend has been declared or paid by a Company Group Member except for the dividends declared on November 3, 2014 and paid thereafter with respect to such declaration.
ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF THE BUYER
Except as set forth in the Disclosure Schedule, the Buyer hereby represents and warrants to the Sellers and acknowledges and confirms that the Sellers are relying upon the following representations and warranties in entering into this Agreement:
Section 6.1    Organization of the Buyer Group Members. Each Buyer Group Member is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except where failure to obtain such qualification would not have a Buyer Material Adverse Effect.
Section 6.2    Authority; Due Execution.
(a)    Each Buyer Group Member has all requisite corporate power and authority to execute and deliver this Agreement and the other Buyer Transaction Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby to be consummated by it. The execution and delivery of this Agreement and the other Buyer Transaction Agreements, the performance hereof and thereof by each Buyer Group Member and the consummation by each Buyer Group Member of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action.
(b)    Each of this Agreement and the other Buyer Transaction Agreements has been duly executed and delivered by each Buyer Group Member and constitutes the valid, binding and enforceable obligation of such Buyer Group Member, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).
Section 6.3    Governmental Filings; No Conflicts.
(a)    Other than (i) applicable requirements of the Securities Act, and blue sky laws, or (ii)  such consents, approvals, authorizations or permits, filings or notifications that the failure to obtain or make would not prevent or delay consummation of the transactions contemplated by this Agreement, or otherwise prevent or delay a Buyer Group Member from performing its obligations under this Agreement, no notices, reports or other filings are required to be made with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by a Buyer Group Member from, any Governmental Entity in connection with the execution and delivery of this Agreement and the other Buyer Transaction Agreements by the Buyer Group Members and the consummation by the Buyer Group Members of the transactions contemplated hereby and thereby.
(b)    The execution, delivery and performance of this Agreement and the other Buyer Transaction Agreements does not, and the consummation of the transactions contemplated hereby and thereby will not, constitute or result in (i) a breach or violation of, or a default (with or without notice, lapse of time or both) under, any Buyer Group Member’s certificate of incorporation or bylaws, (ii) a breach or violation of any Law to which a Buyer Group Member is subject or (iii) conflict with, result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair a Buyer Group Member’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of a Buyer Group Member pursuant to, in each case in all material respects, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which a Buyer Group Member is a party or by which a Buyer Group

Member or any of its properties is bound or affected except, in the case of clauses (ii) and (iii), for such conflicts, breaches, violations, defaults, impairments or alterations that would not prevent or delay consummation of the transactions contemplated by this Agreement, or otherwise prevent or delay a Buyer Group Member from performing its obligations under this Agreement.
Section 6.4    Litigation. There is no Proceeding pending or outstanding or, to the Buyer’s knowledge, threatened against or affecting a Buyer Group Member’s ability to consummate the transactions contemplated hereby.
Section 6.5    Compliance with Law. The business of the Buyer has been, and is being, conducted, in compliance with all Laws; provided, however, that the foregoing does not apply to Laws with respect to the Buyer’s Taxes and related matters. Neither Buyer is in violation of any Law that would prevent, materially delay or materially impair the ability of the Buyer to consummate the transactions contemplated by this Agreement.
Section 6.6    Brokers and Finders. No Buyer Group Member has engaged any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.
ARTICLE VII.

CERTAIN COVENANTS AND AGREEMENTS OF THE COMPANY,
THE SELLERS AND THE BUYER
Section 7.1    Conduct of Business Prior to the Closing Date.
(a)    Except (A) as set forth on Schedule 7.1, (B) as required by applicable Law, (C) as required or contemplated by this Agreement or the other Company Transaction Agreements, (D) for the transfer of cash from the Company Group Members to the Sellers, or (E) with the prior written consent of the Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), from the date of this Agreement until the Closing, Utah Holding shall, and shall cause each Company Group Member to:
(i)    conduct its business in the Ordinary Course of Business and in compliance with all applicable Laws in all material respects;
(ii)    use commercially reasonable efforts to preserve the goodwill of those having business relationships with it, to preserve, maintain, and protect its assets and to keep available the services of its employees;
(iii)    maintain its books and records in the Ordinary Course of Business;
(iv)    promptly notify the Buyer in writing of the commencement or written threat of any Proceedings involving any Company Group Member or the transactions contemplated hereby; and

(v)    pay, discharge and satisfy all accounts payable, Taxes or contractual obligations of the Company Group Members, in each case in the Ordinary Course of Business, or in accordance with their terms.
(b)    Without limiting the generality of clause (a) of this Section 7.1, except (V) as set forth on Schedule 7.1, (W) as required by applicable Law, (X) as required or contemplated in this Agreement and the other Company Transaction Agreements, (Y) for the transfer of cash from the Company Group Members to the Sellers, or (Z) with the prior written consent of the Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), from the date hereof until the Closing Date, Utah Holding will not, and will cause each Company Group Member not to:
(i)    adopt or propose any change in its certificate of incorporation or bylaws or other organizational documents, as applicable;
(ii)    adopt a plan or agreement of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;
(iii)    issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or series of any Company Group Member, or enter into any agreement or contract with respect to the foregoing, or make any other changes to its capital structure;
(iv)    (A) split, combine, subdivide or reclassify its outstanding shares of capital stock; or (B) declare, set aside or pay any dividend or other distribution payable in cash, stock or other property whether or not in respect of its capital stock;
(v)    redeem, purchase or otherwise acquire directly or indirectly any of the capital stock of any Company Group Member;
(vi)    make or commit to make any capital expenditure in excess of $25,000 individually or $100,000 in the aggregate;
(vii)    (A) grant to any director, officer, employee or consultant any increase in compensation or benefits other than as required by the terms of any Contract in existence on the Agreement Date (and disclosed on the Disclosure Schedule) or immaterial increases in compensation granted to employees or consultants in the Ordinary Course of Business; (B) enter into, adopt or amend any employment agreement, severance agreement or policy or retention agreement other than the making of offers of employment on an at-will basis in the Ordinary Course of Business; (C) pay or agree to pay any severance, bonus, fringe benefits or other payments (other than salary or fees paid in the Ordinary Course of Business or as required by the terms of any Contract in existence on the Agreement Date and disclosed on the Disclosure Schedule) to any directors, officers, employees, consultants or other Persons; (D) enter into (or adopt) any new, or amend any existing Compensation and Benefit Plan or Foreign Plan except as required by Law; or (E)  hire any employee on a basis other than “at-will” employment;

(viii)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any equity interest in or the assets of any other business or Person or division thereof or create any subsidiary;
(ix)    sell, lease, encumber (including by the grant of any option thereon) or otherwise dispose of any tangible or intangible assets or property except pursuant to existing contracts or commitments or with respect to the sale of products or services of the Company Group Members in the Ordinary Course of Business;
(x)    (A) incur or assume any Indebtedness, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than endorsements of checks in the Ordinary Course of Business); (C) guarantee or endorse the obligations of any other Person; (D) make or cancel, release or waive any rights with respect to, any loans, advances or capital contributions to, or investments in, any other Person other than advancement of travel and similar expenses in the Ordinary Course of Business; (E) pledge or otherwise encumber shares of capital stock of any Company Group Member, except for Permitted Encumbrances; or (F) mortgage or pledge any of its tangible or intangible assets or properties; or (G) cancel, release or assign any liabilities, obligations or Indebtedness payable to any Company Group Member;
(xi)    mortgage or pledge or grant a security interest in any of its assets or create any Encumbrance thereon, other than Permitted Encumbrances;
(xii)    enter into a new (A) license or other Contract with respect to the Intellectual Property owned by any Company Group Member, or (B) consulting or independent contracting arrangement, in the case of each of clauses (A) and (B) other than in the Ordinary Course of Business;
(xiii)    except for the continuation of at-will employment arrangements in the Ordinary Course of Business, directly or indirectly, engage in any transaction with, or enter into any Contract with, any director, officer, stockholder or Affiliate of any Company Group Member or any individual known to the Company to be an immediate family member of any such Person;
(xiv)    change any method of accounting or accounting practice or policy used by it except any change required by reason of a change in GAAP or Law;
(xv)    change in any material respect any cash management practices or otherwise delay in any material respect payment of any accounts payable or other liability of any Company Group Member or Contract beyond its due date or the date when such liability would have been paid in the Ordinary Course of Business;
(xvi)    permit undisputed accounts payable to be more than 45 days old or change its practices and procedures with respect to the collection of any accounts receivable other than in the Ordinary Course of Business;

(xvii)    permit any current insurance or reinsurance policies to be canceled or terminated or any of the coverages thereunder to lapse, unless simultaneously with such cancellation, termination or lapse, replacement policies providing coverage equal to or greater than the coverage cancelled, terminated or lapsed are in full force and effect until the Closing;
(xviii)    settle or agree to settle any Proceeding;
(xix)    amend, modify or otherwise change the terms of any existing Material Contract, in each case to require the acceleration of the payments due to any Company Group Member thereunder;
(xx)    enter into any joint venture or partnership;
(xxi)    (A) make, revoke or change any Tax election, (B) adopt or change any Tax accounting method or period (except as required by Law), (C) settle any Tax audit or Tax liability, (D) file any amended Tax Return, (E) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to any Company Group Member, (F) enter into any closing, settlement or similar agreement with respect to Taxes, (G) enter into any Tax sharing agreement or similar contract, (H) file any Tax Return other than on a basis consistent with past practice, or (I) surrender any right to claim a refund of Taxes;
(xxii)    enter into any Contract outside the Ordinary Course of Business that would constitute a Material Contract for purposes of Section 5.19(a);
(xxiii)     reduce any Company Group Member's average sale prices for their products or services or make any material change to any Company Group Member's sales methods and practices (including any material change in the manner in which the any Company Group Member provides warranties, discounts or credits to customers) other than in the Ordinary Course of Business or except as required by Section 7.1(a);
(xxiv)    modify, amend or terminate any Material Contract (other than any unilateral modification, amendment or termination by the other party to such Material Contract pursuant to the terms of such Material Contract that is not caused by the pendency of the Closing) or waive, release or assign any rights or claims thereunder, in each case other than in the Ordinary Course of Business;
(xxv)    enter into any Contract that would be required to be disclosed pursuant to Section 5.4(b);
(xxvi)    enter into any new line of business; or
(xxvii)    agree, commit or resolve to do any of the foregoing.
Section 7.2    Further Assurances. Upon the terms and subject to the conditions set forth in this Agreement, each Company Group Member and the Buyer shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the transactions contemplated by this Agreement, and each Company Group Member and the Buyer shall not take any action that would reasonably be expected to prevent, delay or impede the consummation of the transaction contemplated hereby. Each of Company Group Member and the Buyer shall execute and deliver such instruments and take such other actions as may reasonably be required to (a) carry out the intent of this Agreement and (b) consummate the transactions contemplated hereby.
Section 7.3    Expenses and Fees. Regardless of whether the Closing is consummated, all costs and expenses incurred by the Buyer in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Buyer, and the Transaction Expenses shall be paid by the Sellers.
Section 7.4    Access to Information. Upon reasonable notice, and except as may otherwise be required by applicable Law, from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each of Utah Holding and the Company (i) shall afford the Buyer’s officers, employees, legal counsel, accountants and other authorized representatives bound by confidentiality obligations to the Company Group Members or otherwise bound by a duty of confidentiality for the benefit of the Company Group Members (“Representatives”) access, during normal business hours, to the Company Group Members’ employees, properties, books, contracts, records, internal financial statements and Tax Returns and, during such period, the Company shall furnish promptly to the Buyer and its Representatives all information concerning the Company Group Members’ business, properties, results of operations and personnel, as may reasonably be requested, and (ii) shall make available the officers and employees of the Company Group Members, upon reasonable notice and during normal business hours, to discuss and to furnish reasonably available information regarding the ongoing operation of the Company Group Member’s business, the financial condition of the Company Group Member, implementation of the transactions contemplated hereby and other matters reasonably relating hereto, in each case in a manner which shall to the extent practicable avoid material disruptions to the Company Group Members’ business and operations. Except as and in the manner specifically agreed to by the Buyer and Company, from the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Buyer shall not, and shall not permit its Representatives to, communicate with employees (other than executive officers of the Company), customers or suppliers of the Company Group Members with respect to the transactions contemplated hereby or the business of the Company Group Members.
Section 7.5    Notification of Certain Matters.
(a)    Each of Utah Holding and the Company shall give prompt notice to Buyer of, in each case to the extent within the Company’s knowledge: (i) the occurrence or non-occurrence of any event which has caused any representation or warranty contained in Article V to be untrue or inaccurate, in any material respect, at or prior to the Closing and (ii) any failure of any Company Group Member to comply in any material respect with any covenant or agreement to be complied with hereunder. Each Seller shall give prompt notice to Buyer of, in each case to the extent within such Seller’s knowledge: (i) the occurrence or non-occurrence of any event which has caused any representation or warranty made by such Seller in Article IV to be untrue or inaccurate, in any material respect, at or prior to the Closing and (ii) any breach by such Seller in any material respect of any covenant or agreement hereunder to be complied with by it hereunder. The Buyer shall give prompt notice to the Company of, in each case to the extent within the Buyer’s knowledge: (i) the occurrence or non-occurrence of any event which has caused any representation or warranty contained in Article VI to be untrue or inaccurate, in any material respect, at or prior to the Closing and (ii) any failure of the Buyer to comply in any material respect with any covenant or agreement to be complied with by the Buyer hereunder. Subject to Section 7.5(b), the delivery of any notice pursuant to this Section 7.5 shall not be deemed to (i) modify the representations or warranties hereunder of the Party delivering such notice, (ii) modify the conditions set forth in Article VIII or (iii) limit or otherwise affect the remedies available hereunder to any Party.
(b)    The Sellers and the Company Group Members shall have the right from time to time prior to the Closing to supplement or amend the Disclosure Schedule with respect to any matter arising after the date hereof which if existing or known at the date of this Agreement would have been required to be set forth or described in the Disclosure Schedule (a “Disclosure Update”). The Disclosure Updates shall be deemed to be incorporated into and to supplement and amend the Disclosure Schedule as of the Closing Date and will be deemed to have cured any misrepresentation or breach of warranty made at the Closing or pursuant to any certificate delivered at the Closing solely for the purpose of satisfying the closing conditions set forth in Section 8.2 that otherwise might have existed hereunder by reason of any matter, fact or circumstance arising after the date hereof that is disclosed on such Disclosure Update; provided, however, if an event, development or occurrence which is the subject of the Disclosure Update has had a Company Material Adverse Effect that is incapable of being cured prior to the Closing Date, then the Buyer shall have the right to terminate this Agreement at any time before the Closing for failure to satisfy the closing condition set forth in Section 8.2(f); provided further, however, that no such Disclosure Update shall affect nor limit any rights and remedies available to Buyer (including the right to indemnification in Article IX). Nothing in this Agreement, including this Section 7.5(b), shall imply that any party is making any representation or warranty as of any date other than the date of this Agreement and the Closing Date.
Section 7.6    No Solicitation; Exclusivity. From the date hereof until the Closing Date, none of Utah Holding, the Company nor any of the Sellers shall, and Utah Holding shall cause each Company Group Member, its Affiliates, directors, officers, agents, and other Representatives acting on behalf or at the direction of Utah Holding or its Affiliates or the Sellers (including any investment banker, financial advisor, attorney or accountant) not to, directly or indirectly, initiate any contact with, solicit, encourage, cooperate with or enter into or continue any negotiations, understandings or agreements with any third party with respect to or in connection with, or furnish or disclose any non-public information regarding any Company Group Member to any third party in connection with, (i) any offer or proposal to acquire (whether in a single transaction or a series of related transactions) any direct or indirect equity or other ownership interests in any Company Group Member or its assets or (ii) any merger, consolidation, share exchange, recapitalization, liquidation, dissolution or similar transaction involving any Company Group Member, in each case other than the transactions contemplated by this Agreement. The Company and each Seller shall as promptly as practicable, but in any event within 48 hours, advise the Buyer orally and in writing of any inquiry, request for non-public information or proposal by a third party regarding any such transaction which it receives after the date hereof, and shall disclose to Buyer the terms and conditions of any such proposal or inquiry in reasonable detail (and a copy of such proposal or inquiry if it was made in writing). Promptly after the execution of this Agreement, the Company shall notify the Persons listed in the first sentence of this Section 7.6 of the restrictions set forth in this Section 7.6, and Utah Holding and the Company shall be deemed to have breached this Section 7.6 if any of such

Persons take(s) any action that Utah Holding and the Company are obligated to cause such Person not to take.
Section 7.7    Third Party and Governmental Consents.
(a)    The Company Group Members shall use reasonable best efforts to obtain all consents, approvals, Orders and authorizations of and all releases and waivers by; and to effect all notices to or declarations, filings, and registrations with, all third parties (including Governmental Entities) that are required to be obtained in connection with the execution, delivery or performance of this Agreement by the Company or the consummation of the transactions contemplated hereby; provided, however, that none of the Sellers, the Company Group Members or the Buyer shall be required to make any payments to any Person or to amend or waive any provision of any Contract between the Company Group Members and any other Person, or to enter into any agreement to do so.
(b)    All consents, approvals, Orders, authorizations, waivers, declarations, filings, registrations, notices and releases to be given or obtained by any Company Group Member hereunder shall be in a form and in substance reasonably acceptable to the Buyer. The costs and expenses with respect to any filings or notices required under applicable antitrust or similar Laws shall be borne by the Buyer.
(c)    The Buyer and the Company Group Members shall use reasonable best efforts to obtain the approval of any Governmental Entity necessary to consummate the transactions contemplated hereby, including using reasonable best efforts to resolve any objection, inquiry or investigation asserted by any Governmental Entity under any antitrust law with respect to the transactions contemplated hereby, if any. The Buyer and the Company Group Members shall each keep the other side apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining any consents from Governmental Entities, including (i) promptly notifying the other parties of any material communications from or with any Governmental Entity with respect to the transactions contemplated by this Agreement, and (ii) furnishing the other parties with such necessary information and reasonable assistance as the other parties may reasonably request in connection with its preparation of necessary filings or submissions of information to any Governmental Entity, in each case, with respect to the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, Buyer shall in no event be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of its other assets or businesses.
Section 7.8    Public Announcements. The Parties agree that no public release, announcement or any other disclosure concerning any of the transactions contemplated hereby shall be made or issued by any Party without the prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of the Buyer, the Company and the Sellers, except to the extent such release, announcement or disclosure may be required by applicable Law, in which case the Party required to make the release, announcement or disclosure shall allow the Buyer, the Company and the Sellers reasonable time to comment on such release, announcement or disclosure in advance of such issuance or disclosure. The Parties acknowledge that the Buyer may be required to disclose this Agreement and the Closing on a Current Report on Form 8-K following the entry into this Agreement, and to provide certain financial statements of the Company as required by Item 3-05 of Regulation S-X, and the Buyer shall provide a copy of such Current Reports disclosing this Agreement and the Closing to the Company and the Sellers prior to filing with reasonable time to comment on such release; provided, however, that the Buyer shall not be required to include in such Current Reports any such comments from the Company or the Sellers. Notwithstanding the foregoing, the parties may issue a press release to announce the execution of this Agreement or the Closing, and the parties shall allow the other parties reasonable time to comment on such release.
Section 7.9    Tax Matters. The following provisions (which shall take precedence over any other provision of this Agreement in the event of a conflict) shall govern the allocation of responsibility as among the Buyer, the Sellers and the Company Group Members for certain Tax matters:
(a)    (i)     The Company shall timely prepare and file or cause to be timely prepared and filed all Tax Returns of or with respect to any Company Group Member that are required to be filed on or before the Closing Date (after giving effect to any valid extension of time to file) and shall timely pay the Taxes shown as due on such Tax Returns and all other Taxes (including estimated Taxes) of any Company Group Member which are due and payable on or prior to the Closing Date. Prior to the filing of any such Tax Return, the Company shall provide the Buyer with a substantially final draft of such Tax Return at least 15 Business Days prior to the due date for such Tax Return. The Buyer shall promptly notify the Sellers of any objections that the Buyer may have to any items set forth in any such draft Tax Return, and the Buyer and the Sellers shall agree to consult and resolve in good faith any such objection and to mutually consent to the filing of such Tax Return. If the Company and the Buyer cannot reach complete agreement within 15 days (or by the due date of such Tax Return, if earlier), the Company shall be entitled to file the Tax Return without the Buyer’s consent, but the amount of Taxes for which the Buyer is entitled to indemnification hereunder shall be limited to the amount of Taxes that is ultimately mutually agreed to by the Buyer and the Sellers or, if the Buyer and the Sellers are unable to reach agreement, the amount ultimately determined by an accounting firm that is mutually selected by the Parties (the cost of which shall be borne 50% by the Buyer and 50% by the Sellers), notwithstanding the fact that the Tax Return filed by the Company reflects a different amount. Such Tax Returns shall be prepared or completed in a manner consistent with prior practice of the Company Group Members, as applicable, except as otherwise required by Law or regulation or otherwise agreed to in writing by the Buyer prior to the filing thereof.
(ii)    The Company’s existing tax preparers (PriceWaterhouseCoopers) with respect to income Tax returns for all Pre Closing Periods shall timely prepare and file or cause to be timely prepared and filed all Tax Returns of or with respect to any Company Group Member that are required to be filed after the Closing Date (after giving effect to any valid extension of time to file) and shall cause to be remitted the Taxes shown as due on such Tax Returns. Prior to the filing of any such Tax Return for any Straddle Period or Pre Closing Period, the Buyer shall provide the Sellers with a substantially final draft of such Tax Return at least 15 Business Days prior to the due date for such Tax Return (or, if required to be filed within 45 days after the Closing Date or the end of the taxable period to which such return relates, as soon as reasonably possible following the Closing Date or the end of such taxable period, as the case may be). The failure of the Buyer to comply with the preceding requirement shall not relieve the Sellers of their indemnification obligations pursuant to Section 9.1. The Sellers shall promptly notify the Buyer of any objections that the Sellers may have to any items set forth in any such draft Tax Return, and the Buyer and the Sellers shall agree to consult and resolve in good faith any such objection and to mutually consent to the filing of such Tax Return. If the Sellers and the Buyer cannot reach complete agreement within 15 days following the delivery of notification of any objections by the Sellers (or by the due date of such Tax Return, if earlier), the Buyer shall be entitled to file the Tax Return without the Sellers’ consent, but the amount of Taxes for which the Buyer is entitled to indemnification hereunder shall be limited to the amount of Taxes that is ultimately mutually agreed to by the parties or, if the parties are unable to reach agreement, the amount ultimately determined by an accounting firm that is mutually selected by the parties (the cost of which shall be borne 50% by the Buyer and 50% by the Sellers), notwithstanding the fact that the Tax Return filed by the Buyer reflects a different amount. Such Tax Returns shall be prepared or completed in a manner consistent with prior practice of the Company Group Members, as applicable, except as otherwise required by Law or regulation or otherwise agreed to in writing by the Sellers prior to the filing thereof.
(b)    After the Closing Date, the Sellers shall have the exclusive right to represent the interests of any Company Group Member in any and all Tax audits, assessments or administrative or court proceedings relating to Tax Returns for all Pre Closing Periods and Straddle Periods; provided, however, that the Buyer shall have the right to participate in any such audit, assessment or proceeding and to employ counsel of his choice (which counsel shall be reasonably acceptable to the Sellers) for purposes of such participation. In the event that the Sellers propose to compromise or settle any Tax claim, or consent or agree to any Tax liability, relating to any Company Group Member that would result in an indemnity payment by the Sellers pursuant to Section 9.1(a) or a payment owed by the Buyer, the Buyer shall have the right to review such proposed compromise, settlement, consent or agreement. The Sellers shall not agree or consent to compromise or settle any issue or claim arising in any such audit, assessment or proceeding on a basis that would result in liability of the Sellers for indemnification pursuant to Section 9.1(a) or a payment owed by the Buyer unless (i) the Buyer consents to such settlement, compromise or concession, which consent will not be unreasonably withheld, conditioned or delayed, or (ii) the Buyer agrees to waive its right to be indemnified for the issue being settled, compromised or conceded. If the Sellers fail to diligently prosecute the defense of any such Tax audit, assessment or administrative or court proceedings, the Buyer may pay, compromise and defend such Tax audit, assessment or administrative or court proceedings and seek indemnification from the Sellers for any and all Losses based upon, arising from or relating to such Tax audit, assessment or administrative or court proceedings; provided, however, that the Buyer shall not agree or consent to compromise or settle any issue or claim arising in any such audit, assessment or proceeding on a basis that would result in liability of the Sellers for indemnification pursuant to Section 9.1(a) unless the Sellers consent to such settlement, compromise or concession, which consent will not be unreasonably withheld, conditioned or delayed.

(c)    The Company shall promptly notify the Buyer in writing upon receipt prior to the Closing by any Company Group Member of notice of any pending or threatened Tax audits or assessments relating to the income, properties or operations of any Company Group Member.
(d)    After the Closing Date, the Buyer and each Seller shall provide each other with such cooperation and information relating to any Company Group Member as any other party may reasonably request in (i) filing any Tax Return, amended Tax Return or other Tax filing or claim for refund of Taxes, (ii) determining any Tax liability or right to refund of Taxes, (iii) conducting or defending any audit or other proceeding in respect of Taxes, or (iv) effectuating the terms of this Agreement. Notwithstanding the foregoing, no party shall be unreasonably required to prepare any document, or determine any information, not then in its possession in response to a request under this Section 7.9(d).
(e)    The Buyer shall be liable for fifty percent (50%) any transfer, gains, documentary, sales, use, registration, stamp, value added or other similar Taxes payable by reason of the transactions contemplated under this Agreement (“Transfer Taxes”). The Sellers, collectively, shall be liable for fifty percent (50%) of any Transfer Taxes. The party responsible under applicable Tax Laws for submitting payment of such Taxes to the applicable taxing authority shall file all necessary returns, reports or other filings with respect to all such Taxes.
(f)    Utah Holding shall, prior to the Closing Date, provide the Buyer with a properly executed FIRPTA certification, in a form mutually acceptable to the Parties (dated not more than 30 days prior to the Closing), which states that shares in Utah Holding do not constitute “United States real property interests” under Code Section 897(c)(2), for purposes of satisfying the Buyer’s obligations under Treasury Regulation § 1.1445.2(c)(3) (the “FIRPTA Certification”). In addition, simultaneously with the delivery of such FIRPTA Certification, Utah Holding shall have delivered a form of notice to the IRS in accordance with the requirements of Treasury Regulation § 1.897-2(h)(2) and in a form mutually acceptable to the Parties (the “FIRPTA Notification”).
(g)    Neither the Buyer nor any Company Group Member may carry back, or cause or permit any Company Group Member to carry back, for United States federal, state, local or non-United States Tax purposes to any taxable year or period, or portion thereof, ending on or before the Closing Date any operating losses, net operating losses, capital losses, Tax credits or similar items arising in a taxable period (or portion thereof) occurring on or after the Closing Date.
(h)    For a period of five (5) years from the Closing Date, the Buyer shall pay over to the Sellers, or cause the Company to pay over to the Sellers (in either case, pro rata in accordance with the respective percentages set forth in Schedule A), any income Tax refunds received by the Buyer or any of the Company Group Members with respect to any Pre Closing Period or any Straddle Period.
(i)    To the extent permitted by applicable Law, it is the intent of the Buyer and the Sellers that all income Tax deductions with respect to, or resulting from, the payment of any Transaction Expenses, Transaction Bonus Amounts and Indebtedness, in each case, at the Closing shall be for the sole benefit of, and shall be deducted by, the Company in the Tax Returns for a Pre Closing Period. To the extent permitted by applicable Law, the Company shall take all such deduction attributable to payments made on the Closing Date, or accrued on or before the Closing Date and paid after the Closing Date, in the final Tax Returns of the Company for any Pre Closing Period, or any portion of the Straddle Period ending on or before the Closing Date.
Section 7.10    Termination of Seller Arrangements. Effective immediately before the Closing, the Company and the applicable Sellers shall take such action to cause each of the Seller Arrangements to be terminated in its entirety.
Section 7.11    Employee Matters.
(a)    Prior to the Closing, and notwithstanding any provision herein to the contrary, each Company Group Member’s Board of Directors (the “Company Board”), as applicable, shall adopt resolutions and take such other action as required for the termination of the Compensation and Benefit Plans that are intended to be qualified under Section 401(a) of the Code, if any (“Company Qualified Plans”), including such action as necessary to maintain the qualified status of such plans through the date of termination of such plans, which shall be effective on or before the date immediately preceding the date on which the Closing occurs. The Company shall deliver to the Buyer executed copies of the resolutions adopted by the Company Board showing that such Company Qualified Plans, if any, have been terminated in accordance with the applicable Company Qualified Plan document and applicable Law. The Buyer shall take all actions reasonably required to allow participants in the Company Qualified Plan who are employed by the Company at the time of such termination to directly rollover their accrued benefits under such Plans, including rollover any outstanding plan loans to a Section 401(a) plan maintained by the Buyer.
(b)    For purposes of any benefit plan, program or arrangement maintained for benefit of former employees of any Company Group Member at any time after the Closing, each such employee shall receive credit for eligibility to participate and vesting under all such plans, programs or arrangements, and for calculation of the amount of any severance payments, vacation, sick and paid time off, for service with any Company Group Member prior to the Closing (except where doing so would cause a duplication of benefits), to the extent such service is reflected in records of any Company Group Member, and the Buyer shall (x) use reasonable efforts to cause any and all pre-existing conditions (or actively at work or similar limitations), eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to such employees and their eligible dependents and (y) provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year to the extent reflected in records provided to the Buyer for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any employee benefit plans, programs or arrangements in which they are eligible to participate after the Closing Date. Nothing in this Section 7.11 or otherwise in this Agreement shall confer upon any past or present employee of any Company Group Member any rights or remedies of any nature, including, without limitation, any rights to employment or continued employment, or to limit the Buyer’s right to modify, amend or terminate any plan of the Company or the Subsidiary in accordance with its terms.

Section 7.12    Confidentiality.
(a)    From and after the Closing, each Seller will use commercially reasonable efforts, but in no event less than the same degree of care it uses with respect to its own confidential or proprietary information, to hold in confidence all confidential and proprietary information relating to the Buyer, the Company Group Members and the transactions contemplated by, including the terms of, this Agreement; provided, however, that the foregoing shall not apply to information relating to the Company Group Members or the transactions contemplated by, and the terms of, this Agreement that was or becomes generally available to the public other than as a result of a disclosure by any Seller or their respective Representatives. The foregoing covenant shall not apply (a) to the extent the disclosure of such information is necessary or appropriate (or is compelled by a Governmental Entity or Third Party discovery process) in connection with the prosecution or defense of any indemnification claim under Article IX or in connection with any other dispute between the Buyer or any of its Affiliates or representatives, on the one hand, and any of the Sellers or their respective Representatives, on the other hand; provided, that such Seller provides Buyer with prompt written notice of such disclosure requirement such that Buyer has the ability to either seek appropriate protective relief from all or part of such disclosure requirement or waive such Seller’s compliance with this Section 7.12(a) with respect to all or part of such disclosure requirement, (b) where such Seller must disclose such information in connection with the preparation of Tax returns with respect to such Seller, (c) to any communication or disclosure otherwise expressly allowed under this Agreement, (d) to any communications or disclosures by the Sellers to its attorneys, its accountants, its consultants, its agents and the Sellers, in each case in accordance with fulfilling its duties and obligations as the Sellers or (e) to any communication or disclosure required by Law.
(b)    From and after the Closing, Buyer will use commercially reasonable efforts, but in no event less than the same degree of care it uses with respect to its own confidential or proprietary information, to hold in confidence and to cause its representatives and Affiliates (including the Company Group Members) to use commercially reasonable efforts to hold in confidence the terms of this Agreement, including any amounts payable to the Sellers; provided, however, that the foregoing shall not apply to information that (i) was or becomes generally available to the public other than as a result of a disclosure by Buyer or its representatives or (ii) becomes available to Buyer on a non-confidential basis after the Closing, provided that such source is not bound by a confidentiality agreement with any Seller or otherwise prohibited from disclosing the information. The foregoing covenant shall not apply (a) to the extent the disclosure of such information is necessary or appropriate (or is compelled by a Governmental Entity or Third Party discovery process) in connection with the prosecution or defense of any indemnification claim under Article IX or in connection with any other dispute between the Buyer or any of its Affiliates or representatives, on the one hand, and any of the Sellers or their respective representatives, on the other hand; provided, that Buyer provides the Sellers with prompt written notice of such disclosure requirement such that the Sellers have the ability to either seek appropriate protective relief from all or part of such disclosure requirement or waive Buyer’s compliance with this Section 7.12 with respect to all or part of such disclosure requirement, (b) to any communication or disclosure otherwise expressly allowed under this Agreement, or (c) to any communication or disclosure required by Law or stock exchange rule.

(c)    The previous Confidentiality Agreement dated August 13, 2014 between the Buyer and the Company is superseded by this Section 7.12.
Section 7.13    Tail Insurance; Indemnification of Company Directors.
(a)    Prior to the Closing, the Company Group Members shall purchase an extended reporting period endorsement under the Company Group Members’ existing (i) directors’ and officers’ liability insurance coverage (the “D&O Tail”) for the directors and officers in a form mutually acceptable to the Company Group Members and the Buyer which shall (A) provide such directors and officers with coverage for six years following the Closing equal to the existing coverage under the directors’ and officers’ liability insurance coverage presently maintained by the Company, and (B) have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company Group Members, and (ii) employment practices liability and fiduciary liability insurance coverage which shall provide such coverage for a period of three years following the Closing. The Company shall cause the premium and any other amounts payable with respect to such D&O Tail to be paid in full prior to the Closing Date.
(b)    For the six years following the Closing, the Buyer shall not cancel, amend or otherwise limit (i) the D&O Tail, (ii) the Company’s existing directors’ and officers’ liability insurance policy or (iii) any excess directors’ and officers’ liability insurance policies procured by the Company prior to the Closing, provided the premium and any other amounts payable with respect to such policies have been paid in full prior to the Closing Date (collectively, the “Excess Policy”). If the Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the surviving entity of the consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then and in each such case, the Buyer shall cause the D&O Tail and the Excess Policy to be transferred to such Person and shall cause such Person to assume all of the obligations of the Buyer and the Company set forth in this Section 7.13.
Section 7.14    Preservation of Records. The Buyer shall, and after the Closing shall cause the Company Group Members to, preserve and keep the records held by the Buyer and the Company Group Members relating to the Company Group Members’ respective businesses for a period of five (5) years from the Closing Date and shall make such records and personnel available to the Sellers, from time to time, as may be reasonably required by the Sellers for the purpose of defending or pursuing any Proceeding or in order to enable the Sellers to comply with its obligations under this Agreement. In the event the Buyer wishes to destroy (or permit to be destroyed) such records after that time, the Buyer shall first give ninety (90) days prior written notice to the Sellers and the Sellers shall have the right at its option and expense, upon prior written notice given to the Buyer within that ninety (90) day period, to take possession of the records within one hundred and eighty (180) days after the date of such notice.
Section 7.15    Company Group Member Minute Books. The Sellers shall deliver the original minute and stock books of the Company Group Members to the Buyer on or prior to the date that is 5 Business Days after the Closing Date.

Section 7.16    Cash Distributions. Prior to Closing, each Company Group Member may distribute cash in the amount and to the Persons set forth on Schedule 7.16 (the “Pre Closing Cash Distributions”). Any cash collected or received by a Company Group Member with respect to any maintenance contract of any Company Group Member that commences on or after January 1, 2015 shall not be distributed as part of the Pre Closing Cash Distributions. The Company shall have sufficient cash in order to satisfy all payroll obligations of all of Company Group Members for all payroll periods occurring after the date of this Agreement through the Closing Date.
ARTICLE VIII.

CONDITIONS
Section 8.1    Conditions to Each Party’s Obligations to Effect the Closing. The respective obligations of each Party to effect the Closing is subject to the satisfaction, or waiver at or prior to the Closing by each Party, of each of the following conditions:
(a)    Governmental Consents. All filings required to be made prior to the Closing by any Company Group Member or the Buyer with, and all consents, approvals and authorizations required to be obtained prior to the Closing by the any Company Group Member or the Buyer from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the any Company Group Member or the Buyer shall have been made or obtained, as the case may be.
(b)    No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation or a final, nonappealable Order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the transactions contemplated hereby illegal or otherwise prohibiting consummation of the transactions contemplated hereby.
(c)    No Governmental Restriction. There shall not be any pending suit, action or Proceeding asserted by any Governmental Entity challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement.
Section 8.2    Conditions to Obligations of the Buyer. The obligation of the Buyer to effect the Closing is also subject to the satisfaction, or waiver by the Buyer at or prior to Closing, of the following conditions:
(a)    Representations and Warranties. The representations and warranties of the Company Group Members and the Sellers set forth in this Agreement shall be true and correct in all material respects (except for any portion of those representations and warranties that are qualified by a Materiality Qualification, which portion shall be true and correct in all respects) as of the date hereof and as of the Closing Date, as if such representations and warranties were made as of the date hereof and as of the Closing Date (except as to any such representation or warranty that speaks as of a specific date, which must be true and correct as of such specific date), and the Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer, chief financial officer, Secretary or Assistant Secretary of the Company to such effect with respect to such representations and warranties.
(b)    Performance of Covenants and Obligations. The Company, Utah Holding and the Sellers shall have performed in all material respects all covenants and obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer, chief financial officer, Secretary or Assistant Secretary of the Company to such effect.
(c)    Resignations. The Company shall have obtained duly executed resignation letters, in substantially the form attached hereto as Exhibit A, of all directors and officers of the Company Group Members (solely in their capacities as such directors and officers who are not employees of any Company Group Member), to be effective at the Closing, and delivered such resignation letters to the Buyer.
(d)    Corporate Records. The Company shall have delivered to the Buyer:
(i)    a certificate, duly executed by an authorized Secretary or Assistant Secretary of the Company, dated the Closing Date, to the effect that:
(A)    (1) the certificate of incorporation and bylaws of each of Utah Holding and the Company attached to such certificate are true and correct and are, and on the date of adoption of the resolutions referred to in clause (3) below were, in full force and effect in the form as attached to such certificate on the date of adoption of the resolutions referred to in clause (3) below; (2) no amendment to such certificates of incorporation or bylaws has occurred since the date of adoption of the resolutions referred to in clause (3) below; and (3) the resolutions adopted unanimously by the Board of Directors or equivalent governing bodies of Utah Holding and the Company authorizing this Agreement and the transactions contemplated hereby were duly adopted at a duly convened meeting thereof, at which a quorum was present and acting throughout, or by unanimous written consent, and such resolutions remain in full force and effect, and have not been amended, rescinded or modified; and
(B)    the Company’s and Utah Holding’s officers executing this Agreement and the other documents, agreements and instruments required to be executed and delivered by the Company and Utah Holding pursuant to this Agreement are incumbent officers and the specimen signatures on such certificate are their genuine signatures;
(ii)    a certificate, duly executed by an authorized officer of the Subsidiary, dated the Closing Date, to the effect that the organizational documents, as amended to date, of the Subsidiary attached to such certificate are true and correct and are in full force and effect in the form as attached to such certificate; and
(iii)    a certified copy of the certificates of incorporation or other charter documents of each Company Group Member and, to the extent available and practicable, each of the Subsidiaries, certified by the appropriate governmental authority as of a date as near as practicable to the Closing Date.

(e)    Receipt of Company Deliverables. The Company shall have delivered to the Buyer the deliverables set forth in Section 3.2(a).
(f)    No Company Material Adverse Effect. There shall not have occurred and be in effect a Company Material Adverse Effect, and the Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer of the Company to such effect.
(g)    Escrow Agreement. The Sellers and the Escrow Agent shall have executed and delivered the Escrow Agreement.
(h)    Company Qualified Plans. To the extent requested by the Buyer, the Company shall have terminated its Company Qualified Plans.
(i)    Buyer Lender Approval. The Buyer shall have received approval, satisfactory to the Buyer in its sole discretion, from Silicon Valley Bank as its lender to consummate the Closing.
(j)    Pre-Closing Cash Distribution. The Company Group Members shall not have distributed any cash other than as set forth on Schedule 7.16.
Section 8.3    Conditions to Obligation of the Company and the Sellers. The obligation of the Company, Utah Holding and the Sellers to effect the Closing is also subject to the satisfaction or waiver by the Sellers at or prior to the Closing of the following conditions:
(a)    Representations and Warranties. The representations and warranties of the Buyer set forth in this Agreement shall be true and correct in all material respects (except for any portion of those representations and warranties that are qualified by a Materiality Qualification, which portion shall be true and correct in all respects) as of the date hereof and as of the Closing Date, as if such representations and warranties were made as of the date hereof and as of the Closing Date (except as to any such representation or warranty that speaks as of a specific date, which must be true and correct as of such specific date), and the Sellers shall have received a certificate signed on behalf of the Buyer by an officer of the Buyer to such effect.
(b)    Performance of Covenants and Obligations. The Buyer shall have performed in all material respects all covenants and obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Sellers shall have received a certificate signed on behalf of the Buyer by an officer of the Buyer to such effect.
(c)    Escrow Agreement. The Buyer and the Escrow Agent shall have executed and delivered the Escrow Agreement.
(d)    Receipt of Buyer Deliverables. The Buyer shall have delivered to the Sellers the deliverables set forth in Section 3.2(b).

ARTICLE IX.

INDEMNIFICATION
Section 9.1    Indemnification.
(a)    Indemnification by the Sellers. Subject to the limits set forth in this Article IX, from and after the Closing, each Seller shall jointly and severally indemnify, defend and hold harmless the Buyer and its Affiliates (including, after the Closing, the Company) and their respective officers, directors, stockholders, employees, agents and representatives (collectively, the “Buyer Indemnified Persons”) from and against, and pay or reimburse the Buyer Indemnified Persons for, any and all claims, causes of action, judgments, liabilities, obligations, damages, losses, costs, penalties, interest and expenses, including reasonable costs of investigation and defense and reasonable attorneys’ fees and expenses (including those incurred in connection with the prosecution or defense of the indemnifiable claim, to the extent provided in this Article IX, and those incurred in connection with the enforcement of this provision, whether or not related to a Third Party Claim) (subject to Section 9.2, collectively, the “Losses”), to the extent arising out of, related to or in connection with:
(i)    (A)    any (i) breach of any representation or warranty made by any Company Group Member contained in this Agreement (as modified by the Disclosure Schedule) or (ii) any inaccuracy of any statement made by any Company Group Member contained in the certificates required to be delivered by any Company Group Member (or an officer thereof in his or her capacity as such) pursuant to Section 2.1(a) or Section 8.2 of this Agreement); or
(B)    any breach of any representation or warranty made by the Sellers contained in this Agreement (as modified by the Disclosure Schedule);
(ii)    (A)    any breach of any covenant or agreement contained in this Agreement or any other Transaction Agreement by any Company Group Member (to the extent such covenant or agreement is to be performed on or prior to the Closing Date) or by the Sellers prior to or after the Closing Date of any such agreement to which the any Seller is a party; or
(B)    any breach of any covenant or agreement (I) contained in this Agreement by the Sellers or (II) contained in any Transaction Agreement delivered by the Sellers; and
(iii)    Taxes imposed on any Company Group Member with respect to any Pre Closing Period, including all Taxes imposed on the income, revenues and receipts generated by the operation or ownership of the businesses and assets of any Company Group Member during any Pre Closing Period, all Taxes on any income resulting from any election by any Company Group Member under Section 108(i) of the Code on or prior to the Closing Date, and any Transfer Taxes to the extent that the Sellers are liable pursuant to Section 7.9(e).
For purposes of allocating the amount of Taxes of the Company Group Members for a Straddle Period under this Agreement to the Pre Closing Period and the Post Closing Period: (A) in

the case of Taxes other than gross receipts, income, payroll or similar Taxes (e.g., property or ad valorem Taxes), the amount of Taxes for the Pre Closing Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre Closing Period and the denominator of which is the number of days in the Straddle Period; and (B) in the case of any gross receipts, income, payroll or similar Taxes, (i) the amount of Taxes for the Pre Closing Period shall be computed as if such Straddle Period ended, and the books of the Company Group Members closed, as of the end of the Closing Date, and in the case of any amounts attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity, as if the taxable period of such partnership or other “flowthrough” entity (as well as the taxable period of any Company Group Member) ended as of the end of the Closing Date, and (ii) deductions for depreciation or amortization, and any exemptions or allowances provided for under applicable Tax Laws that are a fixed dollar amount, or that are calculated or provided for on an annual basis, shall be apportioned to the Pre Closing Period of any such Straddle Period to the maximum extent permitted under applicable Tax Laws.
(b)    Indemnification by the Buyer. Subject to the limits set forth in this Section 9.1, from and after the Closing, the Buyer (and, after the Closing, each Company Group Member shall) indemnify, defend and hold harmless the Sellers and their Affiliates and their respective officers, directors, stockholders, employees, agents and representatives (the “Seller Indemnified Persons”) from and against, and pay or reimburse the Buyer Indemnified Persons for, any and all Losses to the extent arising out of, relating to or in connection with:
(i)    any (A) breach of any representation or warranty made by the Buyer contained in this Agreement or (B) any inaccuracy of any statement made by the Buyer contained in a certificate required to be delivered by the Buyer (or an officer thereof) pursuant to Section 8.3 of this Agreement;
(ii)    any breach of any covenant or agreement contained in this Agreement by the Buyer; or
(iii)    any claim relating to any commission, finder’s fees or other payment for services rendered as a broker, finder or other advisor on behalf of the Buyer.
(c)    Certain Limitations. Notwithstanding any provision in this Article IX to the contrary:
(i)    Except in the case of (A) fraud or intentional misrepresentation, or (B) any breach of any of the representations and warranties set forth in Section 4.1 (Organization; Authority), Section 4.3 (Ownership Interests), Section 4.6 (Brokers and Finders), Section 5.1 (Organization; Authority; Due Execution), Section 5.3 (Subsidiaries) Section 5.5 (Capitalization), Section 5.23 (Brokers and Finders), Section 6.1 (Organization of the Buyer), Section 6.2 (Authority; Due Execution), and Section 6.6 (Brokers and Finders) (collectively, the “Fundamental Representations”), no Losses shall be recoverable by the Buyer Indemnified Persons pursuant to Section 9.1(a)(i) or the Seller Indemnified Persons pursuant to Section 9.1(b)(i), as the case may be, unless the amount of such Indemnified Parties’ aggregate Losses equals or exceeds $100,000 (the “Threshold Amount”). If the aggregate amount of Losses recoverable by Indemnified Party pursuant to Section 9.1(a)(i) or Section 9.1(b)(i), as the case may be, equals or exceeds the Threshold Amount, then the limitations set forth in this Section 9.1(c)(i) shall no longer apply (meaning, for the avoidance of doubt, that the Buyer Indemnified Persons or the Seller Indemnified Persons, as applicable may recover such Losses from the first dollar).
(ii)    Except as set forth below and with respect to Losses arising out of, relating to or in connection with (A) fraud or intentional misrepresentation; or (B) any breach by any Company Group Member or any of the Sellers of any Fundamental Representations, the Buyer Indemnified Persons’ sole remedy to satisfy claims for Losses pursuant to Section 9.1(a)(i) shall be the Escrow Account and the aggregate amount of Losses the Buyer Indemnified Persons may recover to satisfy claims for indemnification pursuant to Section 9.1(a)(i) shall be the Escrow Amount. With respect to Losses that are not limited to the Escrow Amount, the Buyer Indemnified Persons shall first pursue recovery from the Escrow Account (if any) and, after the Escrow Account is exhausted, may pursue recovery directly against the Sellers. If a Buyer Indemnified Person makes a claim for indemnification pursuant to Section 9.1(a)(i) that is limited to the Escrow Amount by this Section 9.1(c)(ii) (the “Capped Claims”) and any portion of the Escrow Amount has already been used to satisfy claims that are not limited to the Escrow Amount, then such Buyer Indemnified Person may then pursue recovery directly against the Sellers; provided, however, that the total amount of the Capped Claims, when adding such Capped Claim to any Capped Claims that have already been paid from the Escrow Account or otherwise, shall not exceed the Escrow Amount.
(iii)    Except with respect to Losses arising out of, relating to or in connection with fraud or intentional misrepresentation, in no event shall the aggregate Losses recoverable by the Buyer Indemnified Persons exceed the aggregate Purchase Price. The aggregate Losses recoverable by the Buyer Indemnified Persons in connection with claims arising out of fraud or intentional misrepresentation shall be unlimited.
(iv)    Except as set forth below and with respect to Losses arising out of, relating to or in connection with (A) fraud or intentional misrepresentation; or (B) any breach by the Buyer of any Fundamental Representations, the aggregate amount of Losses the Seller Indemnified Persons may recover to satisfy claims for indemnification pursuant to Section 9.1(b)(i) shall be $3,000,000.00. With respect to Losses that are not limited to 3,000,000.00, except for Losses arising out of, relating to or in connection with fraud or intentional misrepresentation, in no event shall the aggregate Losses recoverable by the Seller Indemnified Persons pursuant to this Agreement exceed the aggregate Purchase Price. The aggregate Losses recoverable by the Seller Indemnified Persons in connection with claims arising out of fraud or intentional misrepresentation shall be unlimited.
(d)    Survival. Liability for (i) breaches of representations and warranties of the Parties contained in this Agreement other than as provided in (ii) and (iii) of this Section 9.1(d) shall terminate on the date that is 12 months immediately following the Closing Date; (ii) breaches of any Fundamental Representations contained in this Agreement shall survive the Closing until 30 days following the date when such claims are barred by the applicable statute of limitations; (iii) breaches of the covenants and agreements of the Parties contained in this Agreement shall survive the Closing and terminate 30 days following the date when such claims are barred by the applicable statute of limitations; and (v) all claims for fraud and intentional misrepresentation shall survive the Closing and terminate on the date that is 30 days following the date such claims are barred by the applicable statute of limitations.
(e)    Time Period for Indemnification Claims. No Party or other Indemnified Party shall be entitled to indemnification pursuant to this Agreement for a claim unless such Party or other Indemnified Party has given written notice of such claim for indemnification within the survival periods specified in Section 9.1(d); provided, however, that the indemnification obligations with respect to any claim of a breach of any representation or warranty made prior to the expiration of the applicable survival period shall survive until such claim is finally resolved in accordance with the provisions of this Article IX. The Parties specifically intend that the statutory limitation periods with respect to any claims arising in connection with this Agreement and the transactions contemplated by this Agreement are superseded and replaced by the Parties’ agreement in Section 9.1(d) and this Section 9.1(e).
(f)    Notice and Opportunity to Defend. If there occurs an event that a Buyer Indemnified Person or a Seller Indemnified Person, as applicable (an “Indemnified Party”) asserts is an indemnifiable event pursuant to Section 9.1(a) or Section 9.1(b), the Indemnified Party seeking indemnification shall notify the other Party or Parties obligated to provide indemnification (the “Indemnifying Party”) promptly, but no later than 5 days after such Indemnified Party receives written notice in the case of a Third Party Claim, of any such claim, event or matter as to which indemnity may reasonably be expected to be sought in good faith; provided that the failure of the Indemnified Party to give notice as provided in this Section 9.1(f) shall not relieve any Indemnifying Party of its obligations under Section 9.1, except to the extent that such failure prejudices the rights of any such Indemnifying Party or to the extent that such failure increases the Losses for which the Indemnifying Party is required to provide indemnification. Any notice of a claim, event or matter as to which indemnity may be sought shall include a reasonably detailed description of such claim, event or matter, the basis of the claim for indemnification, copies of material, non-privileged documentation reasonably accessible to or in the possession of the Indemnified Party that the Indemnified Party believes supports such claim for indemnification, and a good faith estimate of the amount of Losses incurred or which reasonably could be expected to be incurred by the Indemnified Party in connection with such claim.
(g)    Third Party Claims. In the event of any claim, action, suit, proceeding or demand asserted by any Person who is not a Party or an Affiliate of a Party (or a successor to a Party or an Affiliate of a successor to a Party) which is or gives rise to an indemnification claim (a “Third Party Claim”), the Indemnifying Party may elect to indemnify the Indemnified Party therefor and to assume the defense of any such claim or any litigation resulting therefrom, but only if (i) counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (which approval shall not be unreasonably withheld, conditioned or delayed), (ii) the Indemnifying Party provides the Indemnified Party with adequate assurance reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder; (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief against an Indemnified Party; and (iv) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

If the Indemnifying Party assumes the defense of any such claim or litigation arising therefrom, the Indemnified Party shall reasonably cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably requested by the Indemnifying Party or that are reasonably relevant to such claim or litigation, and making employees available on a mutually convenient basis during normal business hours to provide reasonable additional information and explanation of any material provided hereunder. The Indemnified Party may participate in such defense at the Indemnified Party’s expense, which shall include counsel of its choice. The Indemnified Party shall have the right to employ, at the Indemnifying Party’s expense, one counsel of its choice for each applicable jurisdiction (if more than one jurisdiction is involved), to represent the Indemnified Party if (i) in the Indemnified Party’s reasonable judgment, based on advice of counsel, there exists an actual or potential conflict of interest between the Indemnified Party and the Indemnifying Party, (ii) the Indemnifying Party is not permitted to defend the Third Party Claim as provided above in this Section 9.1, or (iii) the Indemnifying Party fails to assume the defense of such Third Party Claim or otherwise fails to perform its obligations or satisfy the conditions with respect thereto as provided above in this Section 9.1, in which case, the Indemnified Party may defend such Third Party Claim on behalf of the Indemnifying Party. The Indemnifying Party, in the defense of any such Third Party Claim, shall not, except with the consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or entry into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a release from all liability in respect of such Third Party Claim. The Indemnified Party shall have no liability with respect to any such judgment or settlement effected without its consent, which consent shall not be unreasonably withheld, conditioned or delayed. The Indemnified Party shall not consent to entry of any judgment or settle or compromise any such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. The Indemnifying Party shall have no liability with respect to any consent to entry of any judgment, compromise or settlement thereof effected without its consent, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, if a settlement offer solely for money damages is made by the applicable third party claimant, and the Indemnifying Party notifies the Indemnified Party in writing of the Indemnifying Party’s willingness to accept the settlement offer and, subject to the applicable limitations of this Article IX, pay the amount called for by such offer, and the Indemnified Party declines to accept such offer, the Indemnified Party may continue to contest such Third Party Claim, free of any participation by the Indemnifying Party, and the amount of any ultimate liability with respect to such Third Party Claim that the Indemnifying Party has an obligation to pay hereunder shall be limited to the lesser of (A) the amount of the settlement offer that the Indemnified Party declined to accept plus the Losses of the Indemnified Party relating to such Third Party Claim through the date of its rejection of the settlement offer or (B) the aggregate Losses of the Indemnified Party with respect to such Third Party Claim. Each Indemnified Party shall furnish promptly such information regarding itself or the Third Party Claim as the other Party may reasonably request in writing and as shall be reasonably required in connection with the defense of any Third Party Claim.
(h)    Direct Claims. If an Indemnified Party believes in good faith that it is entitled to indemnification from the Indemnifying Party for Losses unrelated to Third Party Claims (a “Direct

Claim”), the Indemnified Party shall notify the Indemnifying Party thereof in accordance with Section 9.1(f). If the Indemnifying Party disputes the Direct Claim, the Indemnifying Party shall notify the Indemnified Party of such disagreement within 30 days after receiving the Indemnified Party’s notice of a claim. Thereupon, the Indemnified Party and the Indemnifying Party will, during the 30 day period following delivery of the Indemnifying Party’s notice of dispute of the Direct Claim to the Indemnified Party, negotiate in good faith to resolve their differences with respect to the Direct Claim. If the dispute is not resolved within such 30 day period, the Indemnified Party and the Indemnifying Party shall discuss in good faith the submission of the dispute to mediation, and in the absence of an agreement by the Indemnified Party and the Indemnifying Party to such mediation, such dispute shall be resolved in a state or federal court sitting in the State of Delaware pursuant to Section 11.3. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party does not dispute the Direct Claim or fails to notify the Indemnified Party within 30 days after receipt of notice of a Direct Claim by the Indemnifying Party that the Indemnifying Party disputes the Direct Claim, the Losses in the amount specified in such notice of such Direct Claim will be conclusively deemed a liability of the Indemnifying Party. Upon resolution of the dispute, by agreement of the Indemnified Party and the Indemnifying Party, mediation or litigation, or if the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party does not dispute the Direct Claim or fails to notify the Indemnified Party within 30 days after receipt of notice of a Direct Claim by the Indemnifying Party that the Indemnifying Party disputes the Direct Claim, the final Direct Claim amount, if any, shall be paid by the Indemnifying Party within 30 days thereafter (“Direct Claim Payment Date”).
(i)    No Right of Contribution from any Company Group Member. Notwithstanding any provision of this Agreement to the contrary or any right or remedy provided by any Law, common law or otherwise, from and after the Closing Date (i) no Company Group Member shall be liable or otherwise responsible to the Sellers as (and the Sellers are deemed to fully and forever release and discharge each Company Group Member as) a co-warrantor or co-obligor, for contribution or otherwise in any manner or based on any legal theory or cause of action on account of, or with respect to, the breach by any Company Group Member prior to the Closing of this Agreement in connection with the transactions contemplated hereby and (ii) the Sellers’ liabilities, obligations and responsibilities to the Buyer arising under or in connection with this Agreement and the transactions contemplated hereby shall not be decreased, diminished or otherwise affected in any respect or in any manner or otherwise subject to any set off, counter claim or any other adjustment on account of the limitation of the liability of the Company as described in clause (i) of this sentence.
(j)    Insurance Recoveries. The aggregate liability of the Sellers or the Buyer, as applicable, for all Losses shall be reduced by the net amount of (i) any proceeds of insurance received by the applicable Indemnified Party(ies) from non-Affiliate third parties in connection with a claim for indemnification by such Indemnified Party, minus (ii) any reasonable and documented costs and expenses incurred directly in connection with the recovery of such amounts and the net present value of any increases in premiums which the insurance carrier or its representative confirms are a result of such claim or the matter to which such claim relates.
Section 9.2    Sole Remedy; No Consequential Damages. From and after the Closing, except with respect to (i) any claims for fraud and intentional misrepresentation; or (ii) remedies of specific performance, injunction or other equitable relief, the indemnification provided for in this Article IX shall provide the sole and exclusive remedy with respect to any and all Losses arising under this Agreement. Notwithstanding anything to the contrary elsewhere in this Agreement or provided for under any applicable Law, no party hereto shall, in any event, be liable to any other Person, either in contract or in tort, for any consequential, indirect, special or punitive damages of such other Person, including loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity relating to the breach or alleged breach hereof.
Section 9.3    Satisfaction of Seller Indemnification Obligations. All obligations of the Sellers pursuant to Section 9.1(a) shall be satisfied (a) first, as a setoff against the Escrow Amount and (b) second, by the Sellers, subject to the limits set forth in this Article IX; provided, however, that the foregoing shall not limit any Buyer Indemnified Person’s right to seek remedies of specific performance, injunction or other equitable relief. A setoff against the Escrow Amount or, if the Escrow Account has been exhausted, payment by cash, shall occur either (i) on the Direct Claim Payment Date, in the case of a Direct Claim in accordance with Section 9.1(h), or (ii) within ten (10) days of the final resolution of, or the Seller’s written agreement with respect to, the amount of Losses subject to any other claim for indemnification under this Article IX.
Section 9.4    Tax Treatment of Indemnity Payments. To the extent permitted under applicable Laws, all indemnification payments under this Article IX shall be deemed adjustments to the consideration paid by Buyer to the Sellers in exchange for the Shares for United States federal, state and local income Tax purposes. The amount of any indemnity claim under this Article IX shall be reduced by the amount of any Tax refund or reduction in the amount of Tax payable by any Indemnified Party arising from the incurrence or payment of the Losses that gave rise to such claim (a “Net Tax Benefit”), provided that the amount of any such Net Tax Benefit shall be equal to the actual amount of any Tax benefit actually realized by the Indemnified Party claiming such Losses for the year such Losses were incurred by such Indemnified Party reduced by the actual amount of any Tax detriment actually realized by the Indemnified Party claiming such Losses for the year such Losses were incurred; and provided further that any such Net Tax Benefit so determined shall not be less than zero (0).
Section 9.5    Other Matters. Each Indemnified Party shall make commercially reasonable efforts to mitigate any Losses that an Indemnified Party asserts under this Article IX after becoming aware of any event that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder; provided, however, that nothing in this Section 9.5 shall be construed to require the Indemnified Party to resort to litigation or arbitration with respect to any Person. For the avoidance of doubt, the Buyer shall not be considered to have breached the immediately preceding sentence as a result of (i) any audit, review or investigation the Buyer or any of its Affiliates may undertake with respect to the Company or the Subsidiary, or (ii) any reporting, registration or representation the Buyer or any of its Affiliates may make to any Governmental Entity with respect thereto. The Sellers shall have no obligation to indemnify any Buyer Indemnified Party with respect to any adjustments made pursuant to Section 2.1. Notwithstanding the fact that any party may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect of any fact, event, condition or circumstance, no party shall be entitled to recover the amount of any Losses suffered by such party more than once, regardless of whether such Losses may be as a result of a breach of more than one representation, warranty or covenant.
Section 9.6    Release. Effective as of the Closing, each Seller, on behalf of such Seller, anyone claiming through such Seller (including such Seller’s Affiliates) and the respective successors and assigns of each of the foregoing (collectively, the “Releasing Parties”), hereby fully, finally and irrevocably releases, acquits and forever discharges each Company Group Member and the Buyer Indemnified Parties and each Affiliate of any of the foregoing, each current and former equity holder, director, officer, employee and agent of any of the foregoing and the respective heirs, executors, personal representatives, successors and assigns of each of the foregoing (collectively, the “Released Parties”), of and from any and all claims, damages, losses, liabilities, costs and expenses of every kind and nature whatsoever, past, present or future, at law or in equity, whether known or unknown, contingent or otherwise, which any Releasing Party has, ever had or may have against any Released Party by reason of any matter, cause or thing existing as of the Closing Date or arising out of events occurring or conditions existing on or prior to the Closing Date. Each Releasing Party hereby irrevocably agrees not to assert, directly or indirectly, any claim or demand, or to commence, institute or cause to be commenced or instituted, any proceeding of any kind against any Released Party with respect to the foregoing. Notwithstanding the foregoing, the foregoing shall not constitute a release of claims or a covenant not to assert a claim with respect to any claim for indemnification or other remedy to which the Releasing Party is entitled under this Agreement.
The Seller on behalf of both itself and the Releasing Parties, acknowledges that he, she or it is familiar with Section 1542 of the Civil Code of the State of California, which provides as follows:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.
The Seller, on behalf of both himself, herself or itself and the Releasing Parties, hereby waives and relinquishes any rights and benefits that they may have under Section 1542 of the Civil Code of the State of California or any similar statute or common law principle of any jurisdiction. The Seller, on behalf of both himself, herself or itself and the Releasing Parties, acknowledges that he, she or it may hereafter discover facts in addition to or different from those that such Seller or Releasing Party now knows or believes to be true with respect to the subject matter of this release, but it is such Seller’s and the Releasing Parties’ intention to fully and finally and forever settle and release any and all claims (other than the non-released claims specifically set forth above in this Section 9.6) that do now exist, may exist or heretofore have existed with respect to the subject matter of this release. In furtherance of this intention, the releases contained herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional or different facts.

ARTICLE X.

DEFINITIONS
Section 10.1    Definitions. For purposes of this Agreement:
“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.
“Affiliate Arrangements” has the meaning set forth in Section 5.22(a).
“Agreement” has the meaning set forth in the Preamble.
“Agreement Date” has the meaning set forth in the Preamble.
“Arbitrating Accountant” has the meaning set forth in Section 2.1(d).
“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banking institutions in Delaware are authorized or obligated by law or executive order to be closed.
“Buyer” has the meaning set forth in the Preamble.
“Buyer Group Member” means any of the Buyer and Mavenir Holdings.
“Buyer Indemnified Persons” has the meaning set forth in Section 9.1(a).
“Buyer Material Adverse Effect” means any change, event, circumstance or effect (whether alone or together with other changes, events, circumstances or effects) that is or would reasonably be expected to be materially adverse to any Buyer Group Member’s ability to consummate the transactions contemplated by this Agreement; provided, however, that the term “Buyer Material Adverse Effect” shall not include any change, event, circumstance or effect resulting from (i) any change in general economic conditions or financial, banking or securities markets or the industry in which the Buyer operates, to the extent such change does not affect the Buyer in a disproportionate manner relative to similarly situated companies in the Buyer’s industry; (ii) any public announcement of the transactions contemplated by this Agreement or that the Buyer or any of its Affiliates is a potential acquirer of the Company Group Members; (iii) any loss of any customers or strategic relationships; (iv) the outbreak or escalation of hostilities involving the United States, the declaration by a Governmental Entity of a state of emergency or of any other similar calamity, including an act of terrorism, to the extent such change does not affect the Buyer in a disproportionate manner relative to similarly situated companies in the Buyer’s industry; (v)  the failure by the Company or any of its Affiliates to comply with the terms of or to take actions required by this

Agreement; (vi) any action taken by any Company Group Member or any of their respective Affiliates, provided that such action is the primary cause of such change, event, circumstance or effect, (vii) changes in GAAP after the date of this Agreement; or (viii) any change in Law or the interpretation thereof.
“Buyer Transaction Agreements” means any agreements, instruments, or documents required to be executed by the Buyer pursuant to the provisions of this Agreement.
“Buyer’s knowledge” means, as of the date of this Agreement or as of the Closing Date, a fact, event, circumstance or occurrence shall be within the “Buyer’s knowledge” if such fact, event, circumstance or occurrence is on such date actually known by Pardeep Kohli, Terry Hungle, Deane Baron or Carolyn Turner or would have been known by such persons if he or she had made a reasonable inquiry of the individuals employed by the Buyer charged with administrative or operational responsibility for the matter(s) in question
“Calculation Time” means 11:59 p.m. Eastern Daylight Time on the Closing Date.
“Capped Claims” has the meaning set forth in Section 9.1(c)(ii).
“Closing” has the meaning set forth in Section 3.1.
“Closing Adjustment Amount” has the meaning set forth in Section 1.2(a).
“Closing Date” has the meaning set forth in Section 3.1.
“Closing Date Calculation Schedule” has the meaning set forth in Section 2.1(b).
“Code” means the Internal Revenue Code of 1986, as amended. All citations to the Code or to the regulations promulgated thereunder shall include any amendments or any substitute or successor provisions thereto.
“Company” has the meaning set forth in the Preamble.
“Company Board” has the meaning set forth in Section 7.11(a).
“Company Group Member” means any of the Company, Utah Holding, Utah Intermediate, Utah France and the Subsidiary and “Company Group Members” means all of the foregoing entities in the aggregate.
“Company Leased Property” has the meaning set forth in Section 5.10.
“Company Leases” has the meaning set forth in Section 5.10.
“Company Material Adverse Effect” means any change, event, circumstance or effect (whether alone or together with other changes, events, circumstances or effects) that is or would reasonably be expected to be materially adverse to the financial condition, properties, assets (including intangible assets), or business of any Company Group Member; provided, however, that the term “Company Material Adverse Effect” shall not include any change, event, circumstance or effect resulting from (i) any change in general economic conditions or financial, banking or securities markets or the industry in which any Company Group Member operates, to the extent such change does not affect any Company Group Member in a disproportionate manner relative to similarly situated companies in any Company Group Member’s industry; (ii) any public announcement of the transactions contemplated by this Agreement or that the Buyer or any of its Affiliates is a potential acquirer of the Company or the Subsidiary; (iii) the outbreak or material escalation of hostilities involving the United States, the declaration by a Governmental Entity of a state of emergency or of any other similar calamity, including an act of terrorism, to the extent such change does not affect the Company Group Members in a disproportionate manner relative to similarly situated companies in their industry; (iv) the failure by Buyer or any of its Affiliates to comply with the terms of or to take actions required by this Agreement; (v) any action taken by the Buyer or its Affiliates, provided that such action is the primary cause of such change, event, circumstance or effect, (vi) changes in GAAP after the date of this Agreement; (vii) any change in Law or the interpretation thereof; (viii) any action taken by the Sellers or Company Group Members as expressly contemplated by this Agreement or with the Buyer’s consent or at the Buyer’s request; or (ix) any increase in the cost or availability of the financing necessary for the Buyer to consummate the transactions contemplated hereby.
“Company Owned Software” has the meaning set forth in Section 5.16(h).
“Company Products” means all product offerings, which include any Company Owned Software and/or Third Party Embedded/Distributed Software, that are sold, licensed, rented, leased or distributed, as applicable, by a Company Group Member.
“Company Qualified Plans” has the meaning set forth in Section 7.11(a).
“Company Stock” has the meaning set forth in Section 5.5(a)(i).
“Company Stock Certificates” means certificates representing Shares.
“Company Tax Return” has the meaning set forth in Section 5.13(a).
“Company Transaction Agreements” means any agreements, instruments, or documents required to be executed by any Company Group Member on or prior to the Closing pursuant to the provisions of this Agreement and specifically identified herein.
“Company’s knowledge” means, as of the date of this Agreement or the Closing Date, a fact, event, circumstance or occurrence shall be within the “Company’s knowledge” if such fact, event, circumstance or occurrence is on such date actually known by Bruce Swail, Jerry Walsh, Jamie McArdle, Shila Roohi, or Scott McCarthy, or would have been known by such persons if he or she had made a reasonable inquiry of the individuals employed by any Company Group Member charged with administrative or operational responsibility for the matter(s) in question.
“Compensation and Benefit Plan” means, whether maintained by the Company, the Subsidiary or an ERISA Affiliate, any (i) bonus, vacation entitlement, commission, fee, directors compensation, stock option, stock purchase, incentive compensation, deferred compensation, employment, consultant, change in control, retention, severance, unemployment compensation or other similar compensation or benefits for any current or former employee, director, officer, consultant or agent of the Company or the Subsidiary, whether written or unwritten, registered or unregistered, (ii) retirement, pension, stock bonus, profit sharing, supplementary retirement, excess benefit, savings or similar benefit for any current or former employee, director, officer, consultant or agent of the Company or the Subsidiary, whether written or unwritten, registered or unregistered, or (iii) insurance, health, welfare, disability, travel, hospitalization, medical, dental, dependent care, long term nursing care, legal, counseling, eye care, fringe benefits or other similar benefits for any current or former employee, director, officer, consultant or agent of the Company or the Subsidiary, whether written or unwritten, registered or unregistered, and in all cases with respect to (i) through (iii), where such arrangements are subject to the Code, ERISA or any other U.S. Laws.
“Contract” means any agreement, lease, contract, note, mortgage, indenture or other legally binding obligation or commitment, written or oral.
“Copyrights” means all copyrights (registered or otherwise, including moral rights of authors) and registrations and applications for registration thereof, and all rights therein provided by multinational treaties or conventions.
“D&O Tail” has the meaning set forth in Section 7.13(a).
“Direct Claim” has the meaning set forth in Section 9.1(h).
“Direct Claim Payment Date” has the meaning set forth in Section 9.1(h).
“Disclosure Update” has the meaning set forth in Section 7.5(b).
“Disclosure Schedule” has the meaning set forth in Section 11.12.
“Dispute” has the meaning set forth in Section 2.1(c).
“Dispute Notice” has the meaning set forth in Section 2.1(c).
“Dispute Period” has the meaning set forth in Section 2.1(c).
“Disputed Escrow Cash” has the meaning set forth in Section 1.2(b).
“Dollar” or “$” means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time shall be legal tender for the payment of public and private debt.
“Encumbrance” means any lien, encumbrance, mortgage, deed of trust, security interest, easement, conditional sale or other title retention agreement, title defect, pledge, hypothecation, assessment, transfer restriction, right of first offer, right of first refusal, option, preemptive right, voting trust or agreement, proxy or set-off or similar restriction, whether arising by agreement, statute or otherwise.
“Entity” means a corporation, limited liability company, association, joint stock company, trust, partnership, joint venture, unincorporated organization or any other legal entity.

“Environmental Law” has the meaning set forth in Section 5.11(g).
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with the Company would be deemed to be a “single employer” at any time during the six-year period preceding the date of this Agreement pursuant to Section 414 of the Code or Section 4001(b) of ERISA.
“Escrow Account” has the meaning set forth in Section 1.2(b).
“Escrow Agent” means Wilmington Trust, N.A.
“Escrow Agreement” means the Escrow Agreement substantially in the form attached hereto as Exhibit B, among Buyer, the Sellers and Escrow Agent.
“Escrow Amount” means cash in an amount equal to the product of (1) 0.15 times (2) the Purchase Price.
“Escrow Disbursement Date” has the meaning set forth in Section 1.2(b).
“Estimated Calculation Schedules” has the meaning set forth in Section 2.1(a).
“Estimated Closing Adjustment Amount” has the meaning set forth in Section 2.1(a)(v).
“Excess Policy” has the meaning set forth in Section 7.13(b).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.
“Final Closing Adjustment Amount” has the meaning set forth in Section 2.1(b).
“Financial Statements” has the meaning set forth in Section 5.6(a).
“FIRPTA Certification” has the meaning set forth in Section 7.9(f).
“FIRPTA Notification” has the meaning set forth in Section 7.9(f).
“Foreign Plan” means all employee and managing director benefit plans, contracts, programs, accounts, pension, schemes and other similar arrangements maintained by the Company or the Subsidiary, or by an ERISA Affiliates (for or with respect to the Company or the Subsidiary) that are subject to the laws of any jurisdiction outside of the United States.
“Fundamental Representations” has the meaning set forth in Section 9.1(c)(i).
“GAAP” has the meaning set forth in Section 5.6(a).

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government; any instrumentality or subdivision thereof; any court, administrative agency, department, board, bureau or commission or other governmental authority or instrumentality; or any quasi-governmental or private body authorized to exercise any Tax, regulatory or governmental or quasi-governmental authority.
“Hazardous Substance” has the meaning set forth in Section 5.11(h).
“Indebtedness” of any Person shall mean the amount equal to the sum (without double-counting) of the following obligations (whether or not then due and payable), to the extent they are of such Person or its subsidiaries or guaranteed by such Person or its subsidiaries, including through the grant of a security interest upon the assets of such Person: (i) all liabilities for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments (whether or not convertible), and any interest unpaid and owing with respect to the foregoing liabilities (but excluding any trade payables of the Company incurred within 120 days prior to the Closing Date; (ii) all liabilities for the deferred purchase price of property; (iii) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases, excluding all capital lease liabilities taken into account on the Reference Balance Sheet, (iv) any prepayment penalties or acceleration payments, in each case under this clause (iv) payable in connection with the Closing or in connection with the prepayment of Indebtedness following the Closing, in each case under this clause (iv) with respect to Indebtedness outstanding as of the Closing; (v) any payment obligation in respect of interest under any existing interest rate swap or hedge agreement with respect to any liabilities described in clause (i) or (ii) above; (vi) any negative cash or overdraft balances in excess of bank balances; and (vii) all liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction.
“Indebtedness Payment” has the meaning set forth in Section 1.2(a).
“Indemnified Party” has the meaning set forth in Section 9.1(f).
“Indemnifying Party” has the meaning set forth in Section 9.1(f).
“Intellectual Property” means all intellectual property, including without limitation: (a) inventions, whether or not patentable, whether or not reduced to practice or whether or not yet made the subject of a pending Patent application or applications, (b) ideas and conceptions of potentially patentable subject matter, including, without limitation, any patent disclosures, whether or not reduced to practice and whether or not yet made the subject of a pending Patent application or applications, (c) Patents, (d) Trademarks, (e) Copyrights, (f) Software, (g) trade secrets and confidential, technical or business information (including ideas, formulas, compositions, designs, inventions, and conceptions of inventions whether patentable or unpatentable and whether or not reduced to practice), (h) whether or not confidential, technology (including know how and show how), manufacturing and production processes and techniques, methodologies, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, (i) copies and tangible embodiments of all the foregoing, in whatever form or medium, (j) all rights to obtain and rights to apply for Patents, and to register Trademarks and Copyrights, and (k) all rights to sue and recover and retain damages and costs and attorneys’ fees for present and past infringement of any of the Intellectual Property rights hereinabove set out.
“IRS” means the Internal Revenue Service.
“Laws” means domestic, foreign or international laws, statutes, treaties, ordinances, rules or regulations of any Governmental Entity.
“Losses” has the meaning set forth in Section 9.1(a).
“Material Contracts” has the meaning set forth in Section 5.19(a).
“Material Customers” has the meaning set forth in Section 5.21.
“Material Suppliers” has the meaning set forth in Section 5.21.
“Materiality Qualification” means, with respect to the representations, warranties, covenants and agreements of any Party or Parties, all qualifications or exceptions contained therein based on materiality (including any qualifications related to the presence or absence of a Company Material Adverse Effect) and all usages of “material,” “in all material respects,” “in any material respect,” “would not be material,” “would not reasonably be expected to be material” or similar qualifiers.
“Mavenir Holdings” has the meaning set forth in the Preamble.
“Moral Rights” means any right to claim authorship to or to object to any distortion, mutilation, or other modification or other derogatory action in relation to a work, whether or not such would be prejudicial to the author’s reputation, and any similar right, existing under common or statutory law of any country in the world or under any treaty, regardless of whether or not such right is denominated or generally referred to as a “moral right.”
“Net Tax Benefit” has the meaning set forth in Section 9.4.
“Off-the-Shelf Licenses” has the meaning set forth in Section 5.16(c).
“Order” means any decision, judgment, ruling, order, writ, injunction, decree, award or determination of any Governmental Entity or arbitrator.
“Ordinary Course of Business” means, with respect to an action taken or obligation incurred by any Company Group Member, such action or obligation is consistent in nature, scope and magnitude with the past practices of such Company Group Member.
“Outside Date” has the meaning set forth in Section 3.3(b).

“Owned Intellectual Property” means all Intellectual Property in and to which any Company Group Member has, or purports to have, any right, title or interest, or has a right to hold any right, title or interest.
“Participants” means those employees of the Company Group Members who are participants in the Participation Plan.
“Participation Plan” means the Utah Holding Corporation 2012 Participation Plan.
“Parties” means the parties to this Agreement.
“Patents” means all national (including the United States) and multinational statutory invention registrations, patents, patent registrations, patent applications, industrial designs, industrial models, provisional patent applications, including all reissues, divisions, continuations, continuations in part, extensions and reexaminations, and all rights therein provided by multinational treaties or conventions and all improvements to the inventions disclosed in each such registration, patent or application.
“Permits” has the meaning set forth in Section 5.18(d).
“Permitted Encumbrances” means: (i) such Encumbrances as set forth in Schedule 10A; (ii) Encumbrances arising in the Ordinary Course of Business under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, but not securing any amounts presently due and payable; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) entered into in the Ordinary Course of Business and the terms of which are expressly required to be, and have been prior to the date hereof, made available to the Buyer pursuant to this Agreement; (iv) mechanics’, materialmen’s or other similar liens arising in the Ordinary Course of Business and in each case securing obligations (A) being contested in good faith and by appropriate proceedings, or not more than 60 days past due, and (B) in any amount less than $10,000, individually, and $25,000, in the aggregate; (v) Encumbrances for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith and by appropriate proceedings and reserved for; (vi) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other Encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by any Company Group Member, (vii) statutory, common law or contractual liens (or other Encumbrances of any type) of landlords or liens against the interests of the landlord or owner of any leased real property securing payments not yet due unless caused by any Company Group Member, and (viii) Encumbrances that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company.
“Person” means an individual, an Entity or a Governmental Entity.
“Personal Property” has the meaning set forth in Section 5.9.

“Post Closing Period” means any taxable year or other taxable period, and the portion of any Straddle Period, that begins after the Closing Date.
“Pre Closing Cash Distribution” has the meaning set forth in Section 7.16.
“Pre Closing Period” means any taxable year or other taxable period, and the portion of any Straddle Period, that ends prior to or on the Closing Date.
“Proceedings” means any civil, criminal or administrative suit, action, proceeding, arbitration, investigation, review or inquiry by or before any Governmental Entity or arbitrator.
“Pro Rata Portion” means, as of any date, in respect of any payment to be made hereunder to or by the Sellers, the portion of such payment to be made to or by any individual Seller which is obtained by multiplying such aggregate payment by the percentage set forth opposite such Seller’s name on Schedule B (Pro Rata Portions), which percentage shall set forth the portion of the outstanding Shares owned by such Seller.
“Purchase Price” means $20,000,000.00.
“Reference Balance Sheet” has the meaning set forth in Section 5.6(a).
“Reference Balance Sheet Date” has the meaning set forth in Section 5.6(a).
“Released Parties” has the meaning set forth in Section 9.6.
“Releasing Parties” has the meaning set forth in Section 9.6.
“Representatives” has the meaning set forth in Section 7.4.
“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.
“SEC” means the United States Securities and Exchange Commission.
“Seller” or “Sellers” has the meaning set forth in the Preamble.
“Seller Arrangements” means that certain agreement listed as item number 2 to Schedule 5.22.
“Seller Consideration” has the meaning set forth in Section 1.2(a).
“Seller Indemnified Persons” has the meaning set forth in Section 9.1(b).
“Seller Transaction Agreements” means any agreements, instruments, or documents required to be executed by the Sellers pursuant to the provisions of this Agreement.
“Sellers’ Acquisition Date” means December 3, 2010.

“Shares” has the meaning set forth in the recitals to this Agreement.
“Software” means any and all computer programs and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, subroutines, algorithms, program architecture, design concepts, system design, program structure, sequence and organization, screen displays and report layouts, and all other material related to such software.
“Straddle Period” means any taxable year or other taxable period that begins prior to and ends after the Closing Date.
“Subsidiary” means Ulticom Asia Pacific Pte. Ltd., a limited private company organized under the laws of Singapore.
“Tax” or “Taxes” has the meaning set forth in Section 5.13(q).
“Tax Return” has the meaning set forth in Section 5.13(r).
“Third Party Claim” has the meaning set forth in Section 9.1(g).
“Third Party Embedded/Distributed Software” has the meaning set forth in Section 5.16(c).
“Third Party IP Licenses” has the meaning set forth in Section 5.16(d).
“Third Party Licenses” has the meaning set forth in Section 5.16(d).
“Third Party Software Licenses” has the meaning set forth in Section 5.16(c).
“Threshold Amount” has the meaning set forth in Section 9.1(c)(i).
“Trademarks” means all trademarks, service marks, trade dress, logos, distinguishing guises and indicia, trade names, corporate names, business names, domain names, whether or not registered, including all common law rights, and registrations, applications for registration and renewals thereof, including, but not limited to, all marks registered in the United States Patent and Trademark Office, the Trademark Offices of the States and Territories of the United States of America, and the Trademark Offices of other nations throughout the world, and all rights therein provided by multinational treaties or conventions.
“Transaction Agreements” means the Seller Transaction Agreements, the Company Transaction Agreements and the Buyer Transaction Agreements.
“Transaction Bonus Amount” means any and all amounts (including any bonus payments) that shall become payable at the Closing by the Company Group Members to any employees, directors, consultants or contractors of any Company Group Member as a result or in connection with any “change of control” provision binding on a Company Group Member (either alone or together with any other triggering event); provided, however, that “Transaction Bonus Amount” shall not include any contractually obligated severance amounts unrelated to any “change of control” that are due to any employee of a Company Group Member to whom the Buyer does not extend an offer of employment (that provides compensation, severance, benefits, location of employment and position of employment substantially similar in the aggregate to such employee immediately prior to the Closing) or whom Buyer terminates after Closing.
“Transaction Expenses” means any out-of-pocket costs, fees and expenses incurred by the Company Group Members or the Sellers in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of the financial advisors, legal counsel, investment bankers, accountants and auditors of any Company Group Member.
“Transfer Taxes” has the meaning set forth in Section 7.9(e).
“Treasury Regulations” means the regulations promulgated by the United States Treasury Department under the Code.
“U.S.” or the “United States” means the United States of America (including the states thereof and the District of Columbia), and its “possessions”, including Puerto Rico, the United States Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.
“Utah Balance Sheet” has the meaning set forth in Section 5.6(b).
“Utah Financial Statements” has the meaning set forth in Section 5.6(b).
“Utah France” means Utah France Corporation, a Delaware corporation and indirect wholly-owned subsidiary of Utah Holding.
“Utah Holding” has the meaning set forth in the Preamble.
“Utah Intermediate” means Utah Intermediate Holding Corporation, a Delaware corporation and direct wholly-owned subsidiary of Utah Holding.
“Utah Intermediate Balance Sheet” has the meaning set forth in Section 5.6(c).
“Utah Intermediate Financial Statements” has the meaning set forth in Section 5.6(c).
ARTICLE XI.

MISCELLANEOUS
Section 11.1    Waiver. Any failure of the Company, Utah Holding or the Sellers to comply with any of its obligations or agreements herein contained may be waived only in writing by the Buyer. Any failure of the Buyer to comply with any of its obligations or agreements herein contained may be waived only in writing by the Sellers (after the Closing). No failure or delay by any Party in exercising any right, power or privilege under this Agreement or any Transaction Agreement shall be deemed a waiver of such right, power or privilege, and no waiver given will be applicable except in the specific instance in which it is given.

Section 11.2    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt of: hand delivery; certified or registered mail, return receipt requested; or telecopy transmission with confirmation of receipt:
(a)    If to the Sellers or, before the Closing, to the Company, to:

Platinum Equity Advisors, LLC 360 North Crescent Drive, South Building Beverly Hills, California 90210 Attention: Eva M. Kalawski, Esq., General Counsel Fax: (310) 712-1863
With a copy to:

Nixon Peabody LLP
Gas Company Tower
555 West Fifth Street, 46th Floor
Los Angeles, CA 90013-1010
Attention: Marc Kenny
Telephone No.: 213-629-6039
(b)    If to the Buyer or, after the Closing, to the Company, to:

Mavenir Systems, Inc.
1700 International Parkway, Suite 200
Richardson, Texas 75081
Attention: Chief Executive Officer
Telephone No.: 469-916-4393
Facsimile No.: 469-916-4397

With a copy to:
Andrews Kurth LLP
111 Congress Avenue, Suite 1700
Austin, TX 78701
Attention: Alan Bickerstaff
Telephone No: 512-320-9229

Such names and addresses may be changed by written notice to each Person listed above.

Section 11.3    Governing Law; Consent to Jurisdiction and Waiver of Jury Trial.
(a)    This Agreement shall be governed by and construed in accordance with the internal substantive laws and not the choice of law rules of the State of Delaware.
(b)    Each Party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the federal and state courts located in New Castle County, Delaware and any appellate court therefrom for any actions, suits or proceedings arising out of, relating to or in connection with this Agreement (and the Parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered or certified mail to such Party’s principal place of business shall be effective service of process for any action, suit or proceeding against of the Parties in any such court. Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of, relating to or in connection with this Agreement, in the federal and state courts located in New Castle County, Delaware, and hereby further irrevocably and unconditionally waives its right and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The Parties also agree that any final judgment in any Proceeding in such court(s) may be enforced in any other jurisdictions by suit on the judgment or any other manner provided by Law.
(c)    TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES EACH HEREBY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE RELATIONSHIP ESTABLISHED HEREUNDER.
Section 11.4    Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile signature), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
Section 11.5    Entire Agreement. This Agreement, including the Exhibits and Schedules hereto and the documents referred to herein, embody the entire agreement and understanding of the Parties in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to the subject matter hereof.
Section 11.6    Amendment and Modification. Prior to the Closing, this Agreement may be amended or modified only by written agreement of the Parties. Following the Closing, this Agreement may be amended or modified only by written agreement of the Buyer and the Sellers.
Section 11.7    Binding Effect; Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties and their respective successors and assigns (and, to the extent provided in Section 9.1, the other Buyer Indemnified Persons and Seller Indemnified Persons) any rights, remedies, obligations or liabilities under or by reason of this Agreement.
Section 11.8    Severability. Any provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

Section 11.9    Assignability. No Party may assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other Party hereto, except that the Buyer or the Sellers may sell, transfer or assign, in whole or in part from time to time, to one or more of their respective Affiliates, any of its rights, but not its obligations, under this Agreement. Any purported violation of this Section 11.9 shall be void.
Section 11.10    Certain Construction Rules. The article and section headings and the table of contents contained in this Agreement are for convenience of reference only and shall in no way define, limit, extend or describe the scope or intent of any provisions of this Agreement. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. In addition, as used in this Agreement, unless otherwise provided to the contrary, (a) all references to days (other than Business Days), months or years shall be deemed references to calendar days, months or years; provided, however, that when a phrase provides for a period of time measured in months, such period shall end on the corresponding day of the subsequent month (or to the extent the subsequent month does not have the corresponding day, on the last day of such month), such that, for instance, “the date that is three months immediately following January 15” would mean April 15, and (b) any reference to a “Section,” “Article,” or “Schedule” shall be deemed to refer to a section or article of this Agreement or an exhibit or schedule attached to this Agreement. The words “hereof,” “herein,” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation.” Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.
Section 11.11    Specific Performance. The Parties agree that immediate and irreparable harm and damage would occur for which monetary damages alone would not be an adequate remedy in the event that any of the provisions of Article VII of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that each of them shall be entitled to seek injunctive relief to prevent breaches of the terms of this Agreement and to seek specific performance of the terms hereof, in addition to any other remedy now or hereafter available at law or in equity, or otherwise. Each Party agrees that the provisions of this Section 11.11 are fair and reasonable in the commercial circumstances of this Agreement, and that neither Party would have entered into this Agreement but for each Party’s agreement with the provisions of this Section 11.11.
Section 11.12    Disclosure Schedule. Attached hereto is the disclosure schedule (the “Disclosure Schedule”), setting forth, among other things, qualifications to certain representations and warranties of the Sellers, the Company and Utah Holding made in this Agreement. Except to the extent expressly provided otherwise in this Agreement, the disclosures in the Disclosure Schedule shall relate only to the representations and warranties in the section or sub-section of this Agreement to which each schedule expressly refers to and no other representation or warranty; provided, however, that any information disclosed under any section or sub-section of the Disclosure Schedule shall be deemed to be disclosed and incorporated in any other section or subsection of the Disclosure Schedule where it is readily apparent on the face of such disclosure (without reference to the underlying documentation and without the need for investigation or inquiry by the Buyer) that such disclosure is applicable to such other section or sub-section. Inclusion of any specific item in the Disclosure Schedule is not intended to imply that the items so included are or are not material or within or outside the Ordinary Course of Business. The information contained in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information contained in the Disclosure Schedule shall be deemed to be a representation, admission or acknowledgement that such information (i) is an admission by any party hereto to any Third Party of any matter whatsoever, including, an admission of any violation of any Law or breach of any agreement, or (ii) is required by the terms of this Agreement to be disclosed. Any capitalized term used in the Disclosure Schedule that is not otherwise defined therein shall have the meaning given to such term in this Agreement. Nothing in the Disclosure Schedule is intended to amplify or broaden the scope of any representation or warranty contained in this Agreement or create any covenant on the part of the Buyer unless clearly specified to the contrary therein. The headings in the Disclosure Schedule are for convenience of reference only and shall not affect the disclosures contained therein. In disclosing the information set forth in the Disclosure Schedule, neither the Sellers nor Company Group Members waive, and each expressly reserves, any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein.
Section 11.13    Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, Affiliate, agent, attorney or representative of the Sellers shall have any liability for any liabilities of the Sellers under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.
[Signature pages follow.]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement to be effective as of the date first above written.

MAVENIR SYSTEMS, INC.

By:	/s/ Terry Hungle
Name: Terry Hungle
Title: Chief Financial Officer

MAVENIR HOLDINGS, INC.

By:	/s/ Terry Hungle
Name: Terry Hungle
Title: Chief Financial Officer

MAVENIR SYSTEMS, INC.
STOCK PURCHASE AGREEMENT
SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties have duly executed this Agreement to be effective as of the date first above written.

COMPANY

ULTICOM, INC.

By:	/s/ Eva M. Kalawski
Name: Eva M. Kalawski
Title: Vice President and Secretary

UTAH HOLDING CORPORATION

By:	/s/ Eva M. Kalawski
Name: Eva M. Kalawski
Title: Vice President and Secretary

MAVENIR SYSTEMS, INC.
STOCK PURCHASE AGREEMENT
SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties have duly executed this Agreement to be effective as of the date first above written.

SELLERS:
PLATINUM EQUITY CAPITAL PARTNERS II, L.P.

By:	Platinum Equity Partners II, LLC,
its general partner

	By:	Platinum Equity Investment Holdings II, LLC,
its senior managing member

	By:	/s/ Eva M. Kalawski
	Name:	Eva M. Kalawski
	Title:	Vice President and Secretary

PLATINUM EQUITY CAPITAL PARTNERS-A II, L.P.

By:	Platinum Equity Partners II, LLC,
its general partner

	By:	Platinum Equity Investment Holdings II, LLC,
its senior managing member

	By:	/s/ Eva M. Kalawski
	Name:	Eva M. Kalawski
	Title:	Vice President and Secretary

PLATINUM EQUITY CAPITAL PARTNERS-PF II, L.P.

By:	Platinum Equity Partners II, LLC,
its general partner

	By:	Platinum Equity Investment Holdings II, LLC,
its senior managing member

	By:	/s/ Eva M. Kalawski
	Name:	Eva M. Kalawski
	Title:	Vice President and Secretary

MAVENIR SYSTEMS, INC.
STOCK PURCHASE AGREEMENT
SIGNATURE PAGE

PLATINUM UTAH PRINCIPALS, LLC

By:	Platinum Equity Investment Holdings II, LLC,
its senior managing member

	By:	/s/ Eva M. Kalawski
	Name:	Eva M. Kalawski
	Title:	Vice President and Secretary

MAVENIR SYSTEMS, INC.
STOCK PURCHASE AGREEMENT
SIGNATURE PAGE